QuickLinks -- Click here to rapidly navigate through this document

Noel M. Gruber*
1250 24th Street NW, Suite 700 Washington, DC 20037
ngruber@buckleysandler.com 202.349.8043

July 6, 2010

VIA EDGAR
Mr. Michael Clampitt
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:
Eagle Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No 000-25923

        On behalf of Eagle Bancorp, Inc. (the "Company"), we hereby provide the Company's response to the comment letter dated, May 26, 2010 in respect of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. For convenience we have preceded each of the Company's responses with the Commission staff's comment. In accordance with the undersigned's discussion with Michael Seaman of the Commission Staff, the Company will file an amended Form 10-K (the "Form 10-K/A) after the Staff has advised the Company that it has no further comments. Attached hereto are pages reflecting the proposed substantive changes to be included in the Form 10-K/A.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-K Cross Reference Sheet, page 2

1.
We note that the cross reference sheet is not accurate with respect to the location of certain required disclosures. See, for example, the "Employees" section on page 104, Please revise.

  The Company has revised the page references in the cross reference sheet to the Form 10-K/A to correct this error. Please note that page references in the cross reference sheet are subject to final adjustment to conform to the final Form 10K/A.

Item 1.    Business

Regulation, page 106

2.
You may not qualify this section by reference to statutes and regulations affecting bank holding companies. Please revise.

  The Company has revised the Form 10-K/A in accordance with the comment to eliminate the qualification.

Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans

3.
Please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

  The Company's express reference to the caption under which the information required by Item 201(d) appears under Item 12 is intended to provide the information under that item, and not as an incorporation from, or cross reference to, Item 5. We do not believe that the inclusion of the same information under Item 5, by reference to the major caption under which it appears, constitutes a disclosure deficiency.

Item 6.    Selected Financial Data, page 3

4.
We note your presentation of "tangible common equity" and "tangible book value." These appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K. We note the use of non-GAAP measures in certain of your other Exchange Act filings as well. When you provide non-GAAP measures in the future, confirm that:

•
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you will label the measure as non-GAAP and provide a reconciliation to the most comparable GAAP measure;

•
To the extent that you disclose a non-GAAP measure in a Form 8-K under Item 2.02, you will provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by instruction 2 to Item 2.02 of Form 8-K; and

•
To the extent you disclose a non-GAAP measure in a filing with the Commission, you will comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

  The Company has provided reconciliations of the non-GAAP financial measures in the Form 10-K/A in accordance with the provisions of Regulation G and Regulation S-K. The Company confirms that in future filings, to the extent that it discloses non-GAAP financial measures (i) in a public disclosure or release, it will label the measure as non-GAAP and provide a reconciliation to the most comparable GAAP measure; (ii) in a Form 8-K under Item 2.02, it will provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by instruction 2 to Item 2.02 of Form 8-K; in a filing with the Commission, it will comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operation

Nonperforming Assets, page 25

5.
We note your disclosure that you have no troubled debt restructurings at either December 31, 2009 or 2008. Please tell us and revise to disclose whether you have modified any loans that you do not consider to be troubled debt restructurings (e.g., loan extensions, payment deferrals, etc.). Revise to describe the terms of any such modifications and quantify the modifications made by type. Please tell us why you do not consider them to me troubled debt restructurings under the applicable accounting guidance.

  The Company has revised the discussion of nonperforming assets in the Form 10-K/A to expand the discussion of the modifications which the Company has made, which it believes do not constitute troubled debt restructurings. While, as discussed on the Form 10-K/A, the Company has made modifications of loans which do not constitute troubled debt restructurings, the circumstances of such modifications are specific to the individual loan, and Company does not compile any report on the nature or dollar volume of loans affected by such modifications which are made in the ordinary course of business, and as such cannot provide quantitative information regarding such modifications without the expenditure of unreasonable effort and expense. The Company believes such information would be immaterial to readers.

6.
Please revise to provide an expanded discussion of potential problem loans and the extent to which they have historically migrated to non-performing status. Your revisions should clarify how the significant increase in these loans was considered in developing the allowance for loan losses. It may be helpful to specifically address the nature of the underlying loans.

  The Company has revised the discussion of potential problem loans in the Form 10-K/A in accordance with the comment.

7.
Please revise to provide an expanded discussion of your policy for obtaining updated appraisals for collateral dependent loans. Describe any adjustments you make to appraisals, including those made as a result of outdated appraisals, and how you consider updated/adjusted appraisals when considering the overall adequacy of the allowance for loans losses for similar loans.

  The Company has revised the Form 10-K/A to include a discussion of the Company's appraisal update policy.

Item 8.    Financial Statements and Supplementary Data

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 54

8.
Please revise to disclose your policy for accounting for securities sold under repurchase agreements. Clearly identify whether you account for any of these transactions as sales. Please revise to quantify the amount sold, if any, at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

  The Company has revised the Form 10-K/A in accordance with the comment, and has included the policy and treatment of these balances in Note 1. Note 8 to the consolidated financial statements reflects the period end and average balances of customer repurchase agreements and federal funds purchased. Note 8 has been revised to reflect that the averages shown are average daily balances.

Item 11.    Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

9.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  Under the caption "Risk Analysis of Incentive Compensation Programs" at page 21 of the Company's definitive proxy statement for its annual meeting of stockholders held on May 20, 2010, the Company provides a detailed and comprehensive discussion and review of the process the Company used to consider the risk in all of its executive and employee compensation plans. The Company performed this review and analysis in accordance with the executive compensation regulations adopted under Section 111 of the Emergency Economic Stabilization Act of 2008. As outlined in the proxy, the Compensation Committee of the Company retained an independent consultant to review the risk profile of these plans and compare them with other risk sensitive compensation plans both inside and outside the banking industry. Additionally these plans were reviewed in regards to risk profile and sensitivity by the Company's Senior Risk Officer. Particular care was given to this process because the Company is a participant in the US Treasury TARP Capital Purchase Program.

  The findings and recommendations of the independent consultant and the Senior Risk Officer were reported to and reviewed and considered by the Compensation Committee of the Board. That committee came to the conclusion that none of the plans either individually or as group were likely to cause undue or excessive risks, or encouraged manipulation of financial data in order to increase the size of an award. Factors which were considered include the requirement that for any payout to occur, the Company must receive satisfactory regulatory ratings and reviews. The risk is mitigated because any pay outs are made on a pro-rata basis for actual performance results that fall between threshold, target and maximum levels. This reduces any impetus to "stretch" performance numbers to reach the next award level. Furthermore, all incentive plans now have a "clawback" provision which allows the company to recover incentive payments if it later determined that they were based on inaccurate or fraudulent information. The Committee was also aware and considered that the variable or incentive portion of the compensation arrangements were modest in aggregate amount and in relation to any employee's salary; and with respect to commissioned employees was for production that was within standards established under the Company's lending standards. All incentives paid to the named executive officers for 2009 performance were in restricted shares with vesting occurring over a minimum of two years and upon repayment of the funds invested under the TARP Capital Purchase Program. This encourages the executive officers towards a long term view of company performance. The process also included a review of the employment agreements of the executive officers.

  In light of the conclusion that the Company's compensation plans did not encourage the taking of unnecessary and excessive risks, or manipulation of reported earnings to enhance the compensation of any employee, the Company similarly determined that the compensation policies and practices reflected by such plans were not reasonably likely to have a material adverse affect on the Company.

10.
Please revise to disclose all of the performance goals utilized in establishing potential and actual payments to your named executive officers for the 2009 fiscal year under the Senior Executive Incentive Plan.

  In connection with the review of the Company's disclosures related to its Senior Executive Incentive Plan incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, conducted in connection with the review of the Company's Registration Statement on Form S-4 (No. 333-150763), the Staff concurred with the Company's position that the disclosure of deposit and loan growth related targets under the plan would result in competitive harm to the Company, and as such were not required to be disclosed, even retrospectively.(1) While the number of specific metrics applicable to the named executives have increased from six to fifteen, the Company has sought to provide disclosure on a basis consistent with the discussions with Staff.(2) On such basis, the Company did not disclose deposit and loan related metrics. As in 2008, the Company continues to believe that the disclosure of deposit and loan related metric targets would have adverse competitive effects on the Company. The Company has included in the Form 10-K/A disclosure of the expense related targets, and will do so in the future.

(1)
With respect to deposit growth targets, this position is memorialized in the Form S-4 comment response letter from the undersigned to Michael Clampitt, dated July 22, 2008, and with respect to loan related targets by the undersigned's email of July 18, 2008 to participants in the preparation of the Form S-4, and the absence of disclosure of such targets in Amendment No. 2 to the Company's Form 10-K filed on July 23, 2008.

(2)
We note that the Company failed to provide the net operating income/earnings per share target. The Company apologizes for this error and has included that information in the Form 10-K/A, and will do so in future filings.

11.
Tell us why you have not included all of the information required by Item 402(j) of regulation S-K or include it in your amended Form 10-K.

  The Company and counsel have reviewed the disclosure contained in the Company's definitive proxy statement for its 2010 annual meeting, incorporated by reference into the Form 10-K and believe that all of the information required by Item 402(j) has been disclosed. If the Staff believes that this conclusion is in error, please advise the undersigned as soon as possible as to the information believed to be missing from the disclosure, and the Company will include such disclosure in the Form 10-K/A.

12.
We note that you have established performance goals for 2010 under the Senior Executive Performance Plan. Tell us why you have not filed a Form 8-K reporting that event.

  Based on prior discussion with Staff in connection with the review of the Form S-4, as discussed in response to Comment 10, the Company believed that the prospective disclosure of the plan was not required as such disclosure could result in significant competitive harm (including in terms of risk of loss of senior employees to competitors and disclosure of business expectations and strategies through analysis of bonus targets, and constitute an inappropriate risk to the Company by providing market guidance as to earnings, income, growth and portfolio quality, which the Company has affirmatively determined not to provide), and as such did not file an 8-K.

Item 15.    Exhibits, Financial Statement Schedules

13.
Tell us why you have not filed the following as exhibits to the Form 10-K:

•
The related party office space leases that are disclosed on page 32 of your definitive proxy statement.

•
The Senior Executive Incentive Plan.

•
The "performance-based cash bonus plan" mentioned on page 15 of your definitive proxy statement.

•
Mr. Flynn's employment agreement and the amendment thereto.

•
The documents evidencing your credit facility with United Bank, including any amendments thereto.

  On behalf of the Company, we advise you as follows:

  •
  The related party leases were not filed as the leases are made in the ordinary course of the business of the Bank, which the Company does not believe fall within any of the categories set for in Item 601(b)(10)(ii)(A) - (D) which are required to be filed where made in the ordinary course of business. There are 3 separate leases relating to 3 separate pieces of back office space in 2 multi-tenant buildings, used to house part of the Bank's lending and operations staff, none of which the Company believes are material to the Bank's operations, individually or in the aggregate. As such the Company does not believe that they are not required to be filed as exhibits under Item 601 of Regulation S-K. As reflected in the proxy statement, the properties are owned by two limited liability companies. A trust for the benefit of Mr. Paul's children is a member in each of these companies. The trust does not have any management authority over the operations of either company. Mr. Paul does not have any authority over the operation or investments of the trust. The Company has sublet one of the properties, representing approximately 15% of the space leased and monthly expense to a third party for the remainder of the term.

  •
  In respect of the Senior Executive Plan, the plan in its entirety consists of the tabular presentation set forth in the proxy, the goals for such metrics, and the potential awards for such metrics. As noted above in response to comment 12, based on conversations with Staff during the Company's prior review, the Company believed that it was not required to prospectively disclose such information, including by 8-K, as prospective disclosure would represent a substantial competitive disadvantage.

  •
  The phrase "performance-based cash bonus plan" was intended as a description of the Senior Executive Incentive Plan, and did not reflect the existence of an additional compensatory plan for named executive officers.

  •
  Mr. Flynn's employment agreement and the amendment thereto have previously been filed as exhibits to the Company's periodic reports. However, the exhibit index listings and cross references to the appropriate prior filings from which the exhibits are incorporated by reference were inadvertently dropped during preparation of the Form 10-K as the exhibit index was reorganized and stale exhibits removed. The agreements have been restored to the exhibit index in the Form 10-K/A, as has the employment agreement of Janice Williams, the Company's other executive officer who is not a named executive officer.

  •
  The Company does not that the United Bank line of credit is a material contract required to be filed under Item 601. The Company believes that a revolving line of credit for secondary liquidity purposes maintained by a bank holding company, such as the United Bank line, is an agreement which is made in its ordinary course of business, and ordinarily accompanies the business of the type conducted by the Company and its subsidiaries. The Company has used the line only infrequently, and its business is not substantially dependent on the existence or use of the line of credit. As such the Company does not believe it to be within any of the categories set for in Item 601(b)(10)(ii)(A) - (D) which are required to be filed.

Form 8-K filed May 3, 2010

14.
We note that several of your Current Reports on Form 8-K, including the one referenced above, that disclose information under Item 8.01 contain language indicating that the information disclosed shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act of 1934, except as expressly set forth by specific reference in such filing. Please explain your basis for concluding that the information disclosed under Item 8.01 would not be deemed "filed" for purpose of Section 18.

  The inclusion of such language appears to have been inappropriate, resulting from an inadvertent failure to remove such language from a form previously used for a filing under Item 2.02 or 7.01. On behalf of the Company we apologize for this error. We do not believe, however that the inclusion of the erroneous, and inoperative, filing disclaimer has any effect on the filing.

  Enclosed with this letter please find the requested written acknowledgement statement from the Company.

  Please do not hesitate to contact the undersigned at 202.349.8043, by fax at 202.349.8080, or by email at ngruber@buckleysandler.com, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,
/s/ NOEL M. GRUBER Noel M. Gruber * Licensed only in Maryland and Pennsylvania Not admitted in the District of Columbia Supervised by David Baris

Eagle Bancorp, Inc.
7315 Woodmont Avenue
Bethesda, Maryland 20814

July 6, 2010

VIA EDGAR
Mr. Michael Clampitt
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549

  Re:
  Eagle Bancorp, Inc., File No. 000-25923
  Form 10-K

Dear Mr. Clampitt;

        In connection with the response of Eagle Bancorp, Inc. (the "Company") to the comment letter of Commission staff dated May 26, 2010 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (the "Filing"), the Company, by its duly elected and currently serving officer, does hereby acknowledge that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
EAGLE BANCORP, INC.
By:	/s/ RONALD D. PAUL Ronald D. Paul President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 0-25923

Eagle Bancorp, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	52-2061461 (I.R.S. Employer Identification Number)
7815 Woodmont Avenue, Bethesda, Maryland (Address of Principal Executive Offices)	20814 (Zip Code)

        Registrant's Telephone Number, including area code: (301) 986-1800

        Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
Common Stock, $0.01 par value	The NASDAQ Capital Market

        Securities registered pursuant to Section 12(g) of the Act: None

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Section 405 of the Securities Act. Yes ☐    No ☒

        Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐    No ☒

        Indicate by check mark whether the registrant; (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports; and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

        Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

        Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act. Yes ☐    No ☒

        The aggregate market value of the outstanding Common Stock held by nonaffiliates as of June 30, 2009 was approximately $86.8 million.

        As of March 4, 2010, the number of outstanding shares of the Common Stock, $0.01 par value, of Eagle Bancorp, Inc. was 19,631,164.

DOCUMENTS INCORPORATED BY REFERENCE

        Portions of the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 2010 are incorporated by reference in part III hereof.

EXPLANATORY NOTE

        We filed our Annual Report on Form 10-K for the year ended December 31, 2009 on March 15, 2010 (the "Original Report"). We are filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to:

  •
  correct inadvertent errors in the Cross Reference Sheet;

  •
  include a reconciliation of non-GAAP financial measures included in the Six Year Summary of Financial Information

  •
  provide additional disclosures relating to the Company's troubled debt restructurings, potential problem loans, use of updated appraisals and accounting for securities sold under agreements to repurchase;

  •
  provide certain additional information regarding targets during 2009 under our Senior Executive Incentive Plan;

  •
  to eliminate certain qualifications to our description of applicable supervisory and regulatory matters; and

  •
  to reflect certain inadvertently omitted exhibits.

No other changes to the Original Report are included in this Amendment other than the items mentioned above and to provide currently-dated Exhibit Nos. 23, 31.1, 31.2, 31.3, 31.4, 32.1, 32.2, 32. and 32.4.

        This Amendment is being filed in response to comments we received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") in connection with the staff's review of the Original Report. We have made no attempt in this Amendment to modify or update the disclosures presented in the Original Report other than as noted above. Also, this Amendment does not reflect events occurring after the filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report, as amended and our other filings with the SEC subsequent to the filing of the Original Report.

Form 10-K Cross Reference Sheet

        The following shows the location in this Annual Report on Form 10-K or the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 20, 2010, of the information required to be disclosed by the United States Securities and Exchange Commission Form 10-K. References to pages only are to pages in this report.

PART I	Item 1.	Business. See "Business" at Pages 90 through 95, "Employees" at Page 104, "Market Area and Competition" at Pages 105 through 106 and "Regulation" at Pages 107 through 112.
	Item 1A.	Risk Factors. See "Risk Factors" at Pages 96 through 104.
	Item 1B.	Unresolved Staff Comments. None
	Item 2.	Properties. See "Properties" at Pages 112 through 114.
Item 3.
Legal Proceedings. From time to time the Company is a participant in various legal proceedings incidental to its business. In the opinion of management, the liabilities (if any) resulting from such legal proceedings will not have a material effect on the financial position of the Company.
	Item 4.	Submission of Matters to a Vote of Security Holders. No matter was submitted to a vote of the security holders of the Company during the fourth quarter of 2009.
PART II	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. See "Market for Common Stock and Dividends" at Pages 43 though 45.
	Item 6.	Selected Financial Data. See "Six Year Summary of Financial Information" at Page 3.
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" at Pages 4 through 42.
Item 7A.
Quantitative and Qualitative Disclosures about Market Risk. See "Interest Rate Risk Management—Asset/Liability Management and Quantitative and Qualitative Disclosures About Market Risk" at Pages 35 through 39.
	Item 8.	Financial Statements and Supplementary Data. See Consolidated Financial Statements and Notes thereto at Pages 50 through 89.
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None.
	Item 9A.	Controls and Procedures. See "Disclosure Controls and Procedures" at Page 46 and "Management Report on Internal Control Over Financial Reporting" at Page 47.
	Item 9B.	Other Information. None.
PART III	Item 10.
Directors, Executive Officers and Corporate Governance. The information required by this Item is incorporated by reference to the material appearing under the captions "Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. A copy of the code of ethics will be provided to any person, without charge, upon written request directed to Jane Cornett, Corporate Secretary, Eagle Bancorp, Inc., 7815 Woodmont Avenue, Bethesda, Maryland 20814.
There have been no material changes in the procedures previously disclosed by which shareholders may recommend nominees to the Company's Board of Directors.
Item 11.
Executive Compensation. The information required by this Item is incorporated by reference to the material appearing under the captions "Election of Directors—Director's Compensation" and "Executive Compensation" in the Proxy Statement, as amended under "Executive Compensation" at page 115.
Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. See "Market for Common Stock and Dividends—Securities Authorized for Issuance Under Equity Compensation Plans" at page 44. The remainder of the information required by this Item is incorporated by reference to the material appearing under the caption "Voting Securities and Principal Shareholders" in the Proxy Statement.
Item 13.
Certain Relationships and Related Transactions and Director Independence. The information required by this Item is incorporated by reference to the material appearing under the captions "Election of Directors" and "Certain Relationships and Related Transactions" in the Proxy Statement.
Item 14.
Principal Accountant Fees and Services. The information required by this Item is incorporated by reference to the material appearing under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm—Fees Paid to Independent Accounting Firm" in the Proxy Statement.
PART IV	Item 15.	Exhibits, Financial Statement Schedules. See "Exhibits and Financial Statements" at Page .

2

Six Year Summary of Selected Financial Data

        The following table shows selected historical consolidated financial data for Eagle Bancorp, Inc. (the "Company"). It should be read in conjunction with the Company's audited Consolidated Financial Statements appearing elsewhere in this report.

	Year ended December 31,
(dollars in thousands except per share data)	2009	2008	2007	2006	2005	2004
Balance Sheet—Period End
Securities	$245,644	$169,079	$87,117	$91,140	$68,050	$64,098
Loans held for sale	1,550	2,718	2,177	2,157	2,924	2,208
Loans	1,399,311	1,265,640	716,677	625,773	549,212	415,509
Allowance for credit losses	20,619	18,403	8,037	7,373	5,985	4,240
Intangible assets, net	4,379	2,533	236	255	168	—
Total assets	1,805,504	1,496,827	846,400	773,451	672,252	553,453
Deposits	1,460,274	1,129,380	630,936	628,515	568,893	462,287
Borrowings	150,090	215,952	128,408	68,064	32,139	30,316
Subordinated debt	9,300	12,150	—	—	—	—
Total liabilities	1,617,183	1,354,456	765,234	700,535	607,288	494,919
Preferred stockholders' equity	22,612	36,312	—	—	—	—
Common stockholders' equity	165,709	106,059	81,166	72,916	64,964	58,534
Total stockholders' equity	188,321	142,371	81,166	72,916	64,964	58,534
Tangible common equity(1)	161,330	102,568	80,930	72,661	64,796	58,534
Statement of Operations
Interest income	$84,338	$65,657	$57,077	$50,318	$36,726	$24,195
Interest expense	24,809	23,676	23,729	17,880	8,008	4,328
Provision for credit losses	7,669	3,979	1,643	1,745	1,843	675
Noninterest income	7,297	4,366	5,186	3,846	3,998	3,753
Noninterest expense	42,773	30,817	24,921	21,824	18,960	14,952
Income before taxes	16,384	11,551	11,970	12,715	11,913	7,993
Income tax expense	5,965	4,123	4,269	4,690	4,369	2,906
Net income	10,419	7,428	7,701	8,025	7,544	5,087
Preferred dividends	2,307	177	—	—	—	—
Net income available to common shareholders	8,112	7,251	7,701	8,025	7,544	5,087
Per Common Share Data(2)
Net income, basic	$0.55	$0.63	$0.73	$0.77	$0.74	$0.51
Net income, diluted	0.55	0.62	0.71	0.74	0.70	0.48
Dividends declared	—	0.11	0.22	0.21	0.20	—
Book value	8.48	8.19	7.59	6.99	6.32	5.80
Tangible book value(1)	8.26	7.92	7.57	6.97	6.31	5.80
Common shares outstanding	19,534,226	12,714,355	10,693,447	10,425,870	10,274,394	10,078,712
Weighted average common shares outstanding	14,643,294	11,556,569	10,531,236	10,373,080	10,177,948	10,062,368
Ratios
Net interest margin	3.85%	4.05%	4.37%	4.81%	4.99%	4.35%
Efficiency ratio(3)	64.01%	66.49%	66.54%	60.15%	57.95%	63.30%
Return on average assets	0.65%	0.69%	0.96%	1.13%	1.24%	1.04%
Return on average common equity	6.60%	8.05%	10.03%	11.63%	12.25%	9.16%
Total capital (to risk weighted assets)	13.57%	11.93%	11.21%	11.91%	12.05%	13.45%
Tier 1 capital (to risk weighted assets)	11.82%	9.78%	10.20%	10.82%	11.04%	12.52%
Tier 1 capital (to average assets)	10.29%	9.22%	9.46%	9.67%	9.94%	11.98%
Asset Quality
Nonperforming assets and loans 90+ past due	$27,131	$26,366	$5,324	$2,013	$491	$156
Nonperforming assets and loans 90+ past due to total assets	1.50%	1.76%	0.63%	0.26%	0.07%	0.03%
Allowance for credit losses to loans	1.47%	1.45%	1.12%	1.18%	1.09%	1.02%
Allowance for credit losses to nonperforming assets	76.00%	69.80%	150.96%	366.27%	1218.94%	2717.95%
Net charge-offs	$5,454	$1,123	$979	$357	$98	$115
Net charge-offs to average loans	0.42%	0.12%	0.15%	0.06%	0.02%	0.03%

(1)
The information set forth below contains certain financial information determined by methods other than in accordance with generally accepted accounting policies in the United States ("GAAP"). These non-GAAP financial measures are "tangible common equity," and "tangible book value per common share." Our management uses these non-GAAP measures in its

3

  analysis of our performance because it believes these measures are material and will be used as a measure of our performance by investors. These disclosures should not be considered in isolation or a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation of these non-GAAP measures to the most comparable GAAP measure is set forth below.

	Year ended December 31,
(dollars in thousands except per share data)	2009	2008	2007	2006	2005	2004
Common stockholders' equity	$165,709	$106,059	$81,166	$72,916	$64,964	$58,534
Less: Intangible assets	(4,379)	(2,533)	(236)	(255)	(168)	—

Tangible common equity	$161,330	$103,526	$80,930	$72,661	$64,796	$58,534

Book value per common share	$8.48	$8.34	$7.59	$6.99	$6.32	$5.80
Less: Intangible book value per common share	(0.22)	(0.20)	(0.02)	(0.02)	(0.01)	—

Tangible book value per common share	$8.26	$8.14	$7.57	$6.97	$6.31	$5.80

(2)
Presented giving retroactive effect to the 10% stock dividend paid on the common stock on October 1, 2008 and the stock splits in the form of 30% dividend on the common stock paid on July 5, 2006 and February 28, 2005. In July 2008, the Company discontinued the payment of its quarterly cash dividend.

(3)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

4

        Management, being aware of the significant loan growth experienced by the Company, is intent on maintaining a strong credit review function and risk rating process. The Company has an experienced Credit Administration function, which provides independent analysis of credit requests and the management of problem credits. The area was further enhanced as part of the Fidelity acquisition. The Credit Department has developed and implemented analytical procedures for evaluating credit requests, has refined the Company's risk rating system, and has adopted enhanced monitoring of the loan portfolio (in particular the construction loan portfolio) and the adequacy of the allowance for credit losses. The loan portfolio analysis process is ongoing and proactive in order to maintain a portfolio of quality credits and to quickly identify any weaknesses before they become more severe.

        The following table sets forth activity in the allowance for credit losses for the past five years.

	Year Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Balance at beginning of year	$18,403	$8,037	$7,373	$5,985	$4,240
Charge-offs:
Commercial(1)	3,944	481	1,005	369	122
Real estate—commercial(2)	488	29	—	—	—
Real estate mortgage—residential	553	—	—	—	—
Construction—commercial and residential(2)	177	497	—	—	—
Home equity	427	124	—	15	—
Other consumer	191	86	26	5	17

Total charge-offs	5,780	1,217	1,031	389	139

Recoveries:
Commercial(1)	274	44	37	27	41
Real estate—commercial(2)	—	—	—	—	—
Real estate mortgage—residential	2	—	—	—	—
Construction—commercial and residential(2)	2	50	—	—	—
Home equity	—	—	—	—	—
Other consumer	49	—	15	5	—

Total recoveries	327	94	52	32	41

Net charge-offs	5,453	1,123	979	357	98

Additions charged to operations	7,669	3,979	1,643	1,745	1,843
Acquired allowance—Fidelity	—	7,510	—	—	—

Balance at end of year	$20,619	$18,403	$8,037	$7,373	$5,985

Ratio of allowance for credit losses to total loans outstanding at year end	1.47%	1.45%	1.12%	1.18%	1.09%
Ratio of net charge-offs during the year to average loans outstanding during the year	0.42%	0.12%	0.15%	0.06%	0.02%

(1)
Includes SBA loans.

(2)
Includes loans for land acquisition and development.

        The following table presents the allocation of the allowance for credit losses by loan category and the percent of loans each category bears to total loans. The allocation of the allowance at December 31, 2009 includes specific reserves of $2.7 million against impaired loans of $22.0 million as compared to specific reserves of $1.5 million against impaired loans of $25.5 million at December 31, 2008. The allocation of the allowance to each category is not necessarily indicative of future losses or charge-offs and does not restrict the usage of the allowance for any specific loan or category. The larger allowance at December 31, 2008, as compared to December 31, 2007, reflects in large part the $7.5 million allowance acquired in the Fidelity acquisition.

	Year Ended December 31,
	2009		2008		2007		2006		2005
(dollars in thousands)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
Commercial	$9,871	25%	$8,923	27%	$3,300	21%	$3,379	21%	$2,594	22%
Real estate—commercial(2)	6,495	50%	4,849	43%	3,053	55%	2,800	56%	2,395	52%
Real estate mortgage—residential	28	1%	58	1%	21	—	40	—	48	—
Construction—commercial and residential(2)	3,680	18%	3,972	22%	1,314	15%	854	14%	602	16%
Home equity	382	6%	394	6%	233	8%	176	8%	176	9%
Other consumer	163	—	207	1%	116	1%	124	1%	84	1%
Unallocated	—	—	—	—	—	—	—	—	86	—

Total loans	$20,619	100%	$18,403	100%	$8,037	100%	$7,373	100%	$5,985	100%

(1)
Represents the percent of loans in each category to total loans.

(2)
Includes loans for land acquisition and development.

Nonperforming Assets

        As shown in the table below, the Company's level of nonperforming assets (NPAs), which are comprised of loans delinquent 90 days or more, nonaccrual loans, restructured loans and other real estate owned, totaled $27.1 million, at December 31, 2009, representing 1.50% of total assets. While the total amount of NPAs at December 31, 2009 was slightly higher than at December 31, 2008, the ratio of NPAs to total assets and non-performing loans to total loans were both lower at December 31, 2009 as compared to December 31, 2008. The Company has been highly proactive in addressing existing and potential problem loans resulting from a weaker economy, which has resulted in an improved level of NPAs as a percentage of total assets at December 31, 2009 as compared to December 31, 2008. Management remains attentive to early signs of deterioration in borrowers' financial conditions and to taking the appropriate action to mitigate risk. Furthermore, the Company is diligent in placing loans on nonaccrual status and believes, based on its loan portfolio risk analysis, that its allowance for loan losses at 1.47% of total loans at December 31, 2009 is adequate to absorb potential credit losses in the loan portfolio at that date.

        Included in nonperforming assets at December 31, 2009 is Other Real Estate Owned ("OREO") of $5.1 million, consisting of twelve foreclosed properties. The Company had four OREO properties with a net carrying value of $909 thousand at December 31, 2008. OREO properties are carried at the lower of cost or appraised value less costs to sell. It is the Company's policy to obtain current third party appraisals prior to foreclosure, and to obtain updated third party appraisals on OREO properties not less than annually. Generally, the Company would obtain updated appraisals or evaluations where it has reason to believe, based upon market indications (such as comparable sales, legitimate offers below carrying value, broker indications and similar factors), that the current appraisal does not accurately reflect current value. During the year of 2009, the Company sold six foreclosed properties with a net carrying value of $1.6 million, realizing a net gain of $164 thousand.

        Included in NPAs are loans that we consider impaired. Impaired loans are defined as those which we believe it is probable that we will not collect all amounts due according to the contractual terms of the loan agreement, as well as those loans whose terms have been modified in a troubled debt restructuring ("TDR"). Valuation allowances for those loans determined to be impaired are evaluated in accordance with ASC Topic 310—Receivables, and updated quarterly. For collateral dependent impaired loans, the carrying amount of the loan is determined by current appraised value less costs to sell the underlying collateral, which may be adjusted downward under certain circumstances for actual events and/or changes in market conditions. For example, current average actual selling prices less average actual closing costs on an impaired multi unit real estate project may indicate the need for an adjustment in the appraised valuation of the project, which in turn could increase the associated ASC Topic 310 specific reserve for the loan. Generally, all appraisals associated with impaired loans are updated on a not less than annual basis.

        Loans are considered to have been modified in a TDR when due to a borrower's financial difficulties, the Company makes concessions to the borrower that it would not otherwise consider. Concessions could include interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Alternatively, Management, from time-to-time and in the ordinary course of business, implements renewals, modifications, extensions, and/or changes in terms of loans to borrowers who have the ability to repay on reasonable market-based terms, as circumstances may warrant. Such modifications are not considered to be TDR's as the accommodation of a borrower's request does not rise to the level of a concession and/or the borrower is not experiencing financial difficulty. For example, (1) adverse weather conditions may create a short term cash flow issue for an otherwise profitable retail business which suggests a temporary interest only period on an amortizing loan; (2) there may be delays in absorption on a real estate project which reasonably suggests extension of the loan maturity at market terms; or (3) there may be maturing loans to borrowers with demonstrated repayment ability who are not in a position at the time of maturity to obtain alternate long-term financing. The most common change in terms provided by the Company is an extension of interest only term. The determination of whether a restructured loan is a TDR requires consideration of all of the facts and circumstances surrounding the change in terms, and the exercise of prudent business judgment. The Company had no TDRs at either December 31, 2009 or 2008 and had made no modifications to loans resulting in principal or interest forgiveness or below market terms during the years ended December 31, 2009 and 2008. Impaired loans consisted of $22.0 million of nonaccrual loans at December 31, 2009, with $2.7 million of specific reserves, compared to $25.5 million of impaired loans at December 31, 2008 with $1.5 million of specific reserves.

        Total nonperforming loans amounted to $22.0 million at December 31, 2009 (1.57% of total loans), compared to $25.5 million at December 31, 2008 (2.01% of total loans). The decline in the ratio is due to both a decrease in nonperforming loans of $3.4 million year over year and to a larger loan portfolio at December 31, 2009.

        The following table shows the amounts and relevant ratios of nonperforming assets at December 31 for the past five years:

(dollars in thousands)	2009	2008	2007	2006	2005
Nonaccrual Loans:
Commercial	$4,364	$3,506	$1,174	$1,976	$362
Real estate—commercial	2,426	4,167	641	—	—
Construction—commercial and residential	15,192	17,588	3,386	—	—
Home equity	42	196	123	—	—
Other consumer	—	—	—	—	129
Accrual loans—past due 90 days:
Commercial	—	—	—	37	—
Real estate—commercial	—	—	—	—	—
Other consumer	—	—	—	—	—
Restructured loans	—	—	—	—	—

Total nonperforming loans(1)	22,024	25,457	5,324	2,013	491

Other real estate owned	5,106	909	—	—	—

Total nonperforming assets	$27,130	$26,366	$5,324	$2,013	$491

Coverage ratio, allowance for credit losses to total nonperforming loans	93.62%	72.29%	150.96%	366.27%	1218.94%
Ratio of nonperforming loans to total loans	1.57%	2.01%	0.74%	0.32%	0.09%
Ratio of nonperforming assets to total assets	1.50%	1.76%	0.63%	0.26%	0.07%

(1)
Gross interest income that would have been recorded in 2009 if nonaccrual loans and leases shown above had been current and in accordance with their original terms was $1.4 million, while interest actually recorded on such loans was $1.4 million, while interest actually recorded on such loans was $546 thousand. See Note 1 to the Consolidated Financial Statements for a description of the Company's policy for placing loans on nonaccrual status.

        Significant variation in the amount of nonperforming loans may occur from period to period because the amount of nonperforming loans depends largely on the condition of a relatively small number of individual credits and borrowers relative to the total loan portfolio.

        At December 31, 2009, there were $20.9 million of performing loans considered potential problem loans, defined as loans which are not included in the 90 day past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms which may in the future result in disclosure in the past due, nonaccrual or restructured loan categories. Approximately 6.2% of $21.2 million in loans reported as potential problem loans at September 30, 2009 migrated to non performing loans at December 31, 2009. The $20.9 million in potential problem loans at December 31, 2009 compares to $3.6 million at December 31, 2008. The significant increase over December 31, 2008 is in part associated with loans acquired in connection with the August 2008 merger with F&T and subsequently identified as potential problem loans. The Company has taken a conservative posture with respect to risk rating its loan portfolio, which has also resulted in significant increases in the level of potential problem loans over the past year. Based upon their status as potential problem loans, these loans receive heightened scrutiny and ongoing intensive risk management. Additionally, the Company's loan loss allowance methodology incorporates increased reserve factors for certain loans considered potential problem loans as compared to the general portfolio. See Allowance for Loan Credit Losses page 23 for a description of the allowance methodology. Of the $20.9 million in potential problem loans at December 31, 2009, 52.5% are secured commercial real estate loans, 33.2% are real estate secured C&I owner occupied real estate loans, and 14.2% are C&I loans.

Other Earning Assets

        Residential mortgage loans held for sale amounted to $1.6 million at December 31, 2009 compared to $2.7 million at December 31, 2008. Origination and sale of these loans on a servicing released basis is emphasized by the Company in order to enhance noninterest income, which emphasis is expected to continue in 2010. The Bank did not engage in the origination of subprime or "exotic" mortgage loans. See "Business" at page 90 for a description of the Bank's mortgage lending and brokerage activities.

        Bank owned life insurance is utilized by the Company in accordance with income tax regulations as part of the Company's financing of its benefit programs. At December 31, 2009 this asset amounted to $12.9 million as compared to $12.4 million at December 31, 2008, which reflected an increase in cash surrender values, and not new investments.

Intangible Assets

        The Company recognizes a servicing asset for the computed value of servicing fees on the sale of the guaranteed portion of SBA loans, which is in excess of a normal servicing fee. Assumptions related to loan term and amortization is made to arrive at the initial recorded value, which is included in intangible assets, net, on the Consolidated Balance Sheets.

        For 2009, excess servicing fees of $62 thousand were recorded, and $88 thousand was amortized as a reduction of actual service fees collected, which is a component of other income. At December 31, 2009, the balance of excess servicing fees was $159 thousand. For 2008, excess servicing fees of $54 thousand were recorded, of which $105 thousand was amortized as a reduction of actual service fees collected, which is a component of other income. At December 31, 2008, the balance of excess servicing fees was $185 thousand.

        In connection with the Fidelity acquisition, the Company made an allocation of the purchase price to a core deposit intangible which was determined by independent evaluation and is included in intangible assets, net, on the Consolidated Balance Sheets. The initial amount recorded was $2.3 million, which is being amortized over its economic life of 6.44 years as a component of other noninterest expense. The amounts amortized in 2009 and 2008 were $186 thousand $62 thousand, respectively. The unamortized assets at December 31, 2009 and 2008 were $2.1 million and $2.2 million, respectively.

        The Company recorded an initial amount of unidentified intangible (goodwill) incident to the acquisition of Fidelity of approximately $360 thousand. Based on allowable adjustments through August 31, 2009, the unidentified intangible (goodwill) amounted to approximately $2.2 million. The increase in goodwill year over year was the result of purchase accounting adjustments during the first year after the acquisition for write downs of assets that were overvalued at the date of the acquisition. The Company's testing of potential goodwill impairment (which is required annually) at December 31, 2009, resulted in no impairment being recorded.

Deposits and Other Borrowings

        The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposits from the local market areas surrounding the Bank's offices. The deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities, as well as an attractive source of lower cost funds. To meet funding needs during periods of high loan demand and seasonal variations in core deposits, the Bank utilizes alternative funding sources such as secured borrowings from the Federal Home Loan Bank of Atlanta ("FHLB"); federal funds purchased lines of credit from correspondent banks and brokered deposits from a regional brokerage firm, a national brokered funds network and from the Promontory Interfinancial Network, LLC network.

        For the twelve months ended December 31, 2009, noninterest bearing deposits increased $84.4 million as compared to December 31, 2008 to $308.0 million or 21% of total deposits, while interest bearing deposits increased by $246.5 million during the same period, primarily attributable to a marketing campaign begun in the second quarter of 2009 for money market accounts. Money market accounts and savings accounts collectively amounted to $582.9 million at December 31, 2009 or 40% of total deposits, as compared to $271.8 million, or 24% of total deposits, at December 31, 2008, a 114% increase.

        For the year ended December 31, 2009, total deposits increased $331 million, from $1.13 billion to $1.46 billion, or 29%, due largely to focus sales efforts in 2009 to attract more core deposit customers, and also to the emphasis on requiring loan customers to place deposits with the Bank. Approximately 35% of the Bank's deposits at December 31, 2009 ($509.7 million) were time deposits, which are generally the most expensive form of deposit because of their fixed rate and term, as compared to 51% at December 31, 2008 ($579.2 million). This decrease in the time deposit category at December 31, 2009 as compared to December 31, 2008 was due in part to migration of funds in response to higher rate money market account promotions.

        The following table sets forth the maturities of time deposits with balances of $100,000 or more, which represent 20% of total deposits as of December 31, 2009, compared to 22% at December 31, 2008. See Note 7 to the Consolidated Financial Statements for additional information regarding the maturities of time deposits and the Average Balances Table at page 12 above for the average rates paid on interest-bearing deposits. Time deposits of $100 thousand or more can be more volatile and more expensive than time deposits of less than $100 thousand. However, because the Bank focuses on relationship banking, and its marketplace demographics are favorable, its historical experience has been that large time deposits have not been more volatile or significantly more expensive than smaller denomination certificates.

	December 31,
(dollars in thousands)	2009	2008	2007
Three months or less	$89,318	$109,283	$52,570
More than three months through six months	74,189	23,448	56,540
More than six months through twelve months	74,152	91,832	61,117
Over twelve months	58,540	24,953	3,359

Total	$296,199	$249,516	$173,586

        From time to time, when appropriate in order to fund strong loan demand, the Bank accepts brokered time deposits, generally in denominations of less than $100 thousand, from a regional brokerage firm, and other national brokerage networks, including the Promontory Interfinancial Network, LLC for one-way purchased transactions. Additionally, the Bank participates in the Certificates of Deposit Account Registry Service ("CDARS"), which provides for reciprocal ("two-way") transactions among banks facilitated by the Promontory Interfinancial Network, LLC for the purpose of maximizing FDIC insurance. These reciprocal CDARS funds are classified as brokered deposits. At December 31, 2009, total time deposits included $106.7 million of brokered deposits, which represented 7% of total deposits. The CDARS component represented $38.8 million or 3% of total deposits. These sources are believed to represent a reliable and cost efficient alternative funding source for the Company. At December 31, 2008, total time deposits included $192.7 million of brokered deposits, which represented 17% of total deposits. The CDARS component represented $81.1 million, or 7% of total deposits. The lower level of wholesale funding during 2009 is attributable to favorable growth in core deposits.

        At December 31, 2009, the Company had approximately $308 million in noninterest bearing demand deposits, representing 21% of total deposits. This compared to approximately $223.6 million of these deposits at December 31, 2008 or 20% of total deposits. These deposits are primarily business checking accounts on which the payment of interest is prohibited by regulations of the Federal Reserve. Proposed legislation has been introduced in past Congresses which would permit banks to pay interest on checking and demand deposit accounts established by businesses. If legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete with other banks. Payment of interest on these deposits could have a significant negative impact on our net interest income and net interest margin, net income, and the return on assets and equity.

        As an enhancement to the basic noninterest bearing demand deposit account, the Company offers a sweep account, or "customer repurchase agreement," allowing qualifying businesses to earn interest on short-term excess funds which are not suited for either a certificate of deposit or a money market account. The balances in these accounts were $90.8 million at December 31, 2009 compared to $93.9 million at December 31, 2008, the decrease being attributed primarily to clients' reduced safety concerns over condition of the financial markets at December 31, 2009 as compared to the end of 2008, when financial markets were experiencing a period of heightened stress. Customer repurchase agreements are not deposits and are not insured by the FDIC, but are collateralized by U.S. government agency securities or U.S. government agency mortgage backed securities. These accounts are particularly suitable to businesses with significant fluctuation in the levels of cash flows. Attorney and title company escrow accounts are an example of accounts which can benefit from this product, as are customers who may require collateral for deposits in excess of FDIC insurance limits but do not qualify for other pledging arrangements. This program requires the Company to maintain sufficient investment securities for pledging purposes to accommodate the fluctuations in balances which may occur in these customer repurchase agreement accounts.

        At December 31, 2009 the Company had no outstanding balances under its federal funds lines of credit provided by correspondent banks, as compared to $5.0 million outstanding at December 31, 2008. This decrease was due to the Company having an ample supply of core deposits to meet loan funding needs throughout 2009. At December 31, 2009, the Bank had $50 million of borrowings outstanding under its credit facility from the FHLB, as compared to $105 million at December 31, 2008. This decrease in borrowed funding was due to larger amounts of core deposits, primarily money market accounts, attributable in part to special rate promotions over the March-September 2009 period. Outstanding FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in the Bank's commercial mortgage and home equity loan portfolios.

        On August 11, 2008, the Company entered into a Loan Agreement and related Stock Security Agreement and Promissory Note (the "credit facility") with United Bank, pursuant to which the Company may borrow, on a revolving basis, up to $20 million for working capital purposes, to finance capital contributions to the Bank and ECV. The terms of this facility were modified in July 2009. The credit facility is secured by a first lien on all of the stock of the Bank, and bears interest at a floating rate equal to the Wall Street Journal Prime Rate minus 0.25% with a floor interest rate of 4.75%. Interest is payable on a monthly basis. The term of the credit facility expires on June 25, 2010. At any time, provided no event of default exists, the Company may term out repayment of the outstanding principal balance of the credit facility over a five year term. At December 31, 2009 and 2008, there were no amounts outstanding under this credit facility.

        On August 28, 2008, the Company accepted subscriptions for and sold an aggregate of $12.15 million of subordinated notes (the "Notes"), on a private placement basis. This offering, which was funded by several Directors of the Company, was utilized to provide additional Tier 2 regulatory capital in the wake of the acquisition of Fidelity, absent availability of other capital sources during 2008. The capital treatment of the Notes will be phased out during the last 5 years of the Notes' term, at a rate of 20% of the original principal amount per year commencing in October 2009. The Notes bear interest, payable on the first day of each month, commencing in October 2008, at a fixed rate of 10% per year. The Notes have a term of approximately six years, and have a maturity of September 30, 2014. On September 17, 2009, the Company redeemed an aggregate of $2.85 million of the Notes from certain directors of the Company. At December 31, 2009, $9.3 million of the Notes remaining outstanding, and are included in long-term borrowings on the Consolidated Balance Sheets.

        Please refer to Note 8 to the Consolidated Financial Statements for additional information regarding the Company's short and long-term borrowings.

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007:

Note 1—Summary of Significant Accounting Policies

        The Consolidated Financial Statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiaries, EagleBank (the "Bank"), Eagle Commercial Ventures LLC ("ECV") and Bethesda Leasing, LLC (which holds title to and manages Other Real Estate Owned ("OREO") assets) with all significant intercompany transactions eliminated. The investment in subsidiaries is recorded on the Company's books (Parent Only) on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2009. The following is a summary of the more significant accounting policies.

        Management has evaluated subsequent events for potential recognition and/or disclosure and has determined that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in these financial statements.

Nature of Operations

        The Company, through EagleBank, its bank subsidiary (the "Bank"), conducts a full service community banking business, primarily in Montgomery County, Maryland, Washington, D.C. and Fairfax County in Northern Virginia. On August 31, 2008, the Company completed the acquisition of Fidelity & Trust Financial Corporation ("Fidelity") and Fidelity & Trust Bank ("F&T Bank"). Refer to Note 18 for a discussion of this transaction. The primary financial services offered by the Bank include real estate, commercial and consumer lending, as well as traditional deposit and repurchase agreement products. The Bank is also active in the origination and sale of residential mortgage loans and the origination of small business loans. The guaranteed portion of small business loans is typically sold through the Small Business Administration, in a transaction apart from the loan's origination. The Bank offers its products and services through fourteen banking offices and various electronic capabilities, including remote deposit services. Eagle Commercial Ventures, LLC ("ECV"), a direct subsidiary of the Company provides subordinated financing for the acquisition, development and construction of real estate projects, where the primary financing is provided by the Bank. Prior to the formation of ECV, the Company engaged directly in occasional subordinated financing transactions, which involve higher levels of risk, together with commensurate returns. Refer to—Higher Risk Lending—Revenue Recognition below.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Flows

        For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold.

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Loans Held for Sale

        The Company engages in sales of residential mortgage loans and the guaranteed portion of Small Business Administration ("SBA") loans originated by the Bank. Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is derived from secondary market quotations for similar instruments. Gains and losses on sales of these loans are recorded as a component of noninterest income in the Consolidated Statements of Operations.

        The Company's current practice is to sell residential mortgage loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing as of December 31, 2009 or 2008. The sale of the guaranteed portion of SBA loans on a servicing retained basis gives rise to an Excess Servicing Asset, which is computed on a loan by loan basis and which unamortized amount is included in other assets. This Excess Servicing Asset is being amortized on a straight line basis (with adjustment for prepayments) as an offset of servicing fees collected and is included in other noninterest income. Also, please refer to the discussion under the caption, "Intangible Assets" within Management's Discussion and Analysis of Financial Condition and Results of Operation for further information on excess servicing rights.

        The Company enters into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e. rate lock commitments). Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

        The market values of rate lock commitments and best efforts contracts are not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Investment Securities

        The Company has no securities classified as trading, nor are any investment securities classified as held to maturity. Marketable equity securities and debt securities not classified as held to maturity or trading are classified as available for sale. Securities available for sale are acquired as part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available for sale are carried at fair value, with unrealized gains or losses being reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of deferred tax. Realized gains and losses, using the specific identification method, are included as a separate component of noninterest income. Premiums and discounts on investment securities are amortized/accreted to the earlier of call or maturity based on expected lives, which lives are adjusted for securities based on prepayments and call optionality. Declines in the fair value of individual available for sale securities below their cost that are other-than-temporary in nature result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether other-than-temporary impairment has occurred include a downgrading of the

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

security by a rating agency, a significant deterioration in the financial condition of the issuer, or a change in management's intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value. Management systematically evaluates investment securities for other-than-temporary declines in fair value on a quarterly basis. This analysis requires management to consider various factors, which include (1) duration and magnitude of the decline in value, (2) the financial condition of the issuer or issuers and (3) structure of the security.

        An impairment loss is recognized in earnings only when (1) the Company intends to sell the debt security; (2) it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis or (3) the Company does not expect to recover the entire amortized cost basis of the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss that must be recognized in earnings, with the remaining portion being recognized in stockholders' equity as a comprehensive income, net of deferred taxes.

Loans

        Loans are stated at the principal amount outstanding, net of unamortized deferred costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Deferred fees and costs on loans originated through October 2005 are being amortized on the straight line method over the term of the loan. Deferred fees and costs on loans originated subsequent to October 2005 are being amortized on the interest method over the term of the loan. The difference between the straight line method and the interest method was considered immaterial.

        Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Loans are evaluated for impairment in accordance with the Company's portfolio monitoring and ongoing risk assessment procedures. Management considers the financial condition of the borrower, cash flow of the borrower, payment status of the loan, and the value of the collateral, if any, securing the loan. Generally, impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer type loans which loans are evaluated collectively for impairment and are generally placed on non-accrual when the loan becomes 90 days past due as to principal or interest. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided solely by the collateral. In appropriate circumstances, interest income on impaired loans may be recognized on the cash basis.

Higher Risk Lending—Revenue Recognition

        The Company has occasionally made higher risk acquisition, development, and construction (ADC) loans that entail higher risks than ADC loans made following normal underwriting practices ("higher risk loan transactions"). These higher risk loan transactions are currently made through the Company's subsidiary, ECV. This activity is limited as to individual transaction amount and total exposure amounts based on capital levels and is carefully monitored. The loans are carried on the balance sheet at amounts outstanding and meet the loan classification requirements of the Accounting Standard Executive

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Committee ("AcSEC") guidance reprinted from the CPA Letter, Special Supplement, dated February 10, 1986 (also referred to as Exhibit 1 to AcSEC Practice Bulletin No. 1). Additional interest earned on these higher risk loan transactions (as defined in the individual loan agreements) is recognized as realized under the provisions contained in AcSEC's guidance reprinted from the CPA Letter, Special Supplement, dated February 10, 1986 (also referred to as Exhibit 1 to AcSEC Practice Bulletin No.1) and Staff Accounting Bulletin No. 101 (Revenue Recognition in Financial Statements). The additional interest is included as a component of noninterest income. ECV recorded no additional interest on higher risk transactions during 2009 and 2008 (although normal interest income was recorded) and had one higher risk lending transaction outstanding as of December 31, 2009 and December 31, 2008, amounting to $1.6 million and $1.8 million, respectively.

Allowance for Credit Losses

        The allowance for credit losses represents an amount which, in management's judgment, is adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level of allowance. Among the factors considered in evaluating the adequacy of the allowance for credit losses are lending risks associated with growth and entry into new markets, loss allocations for specific credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans or any portion thereof deemed uncollectible are charged against the allowance, while recoveries are credited to the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense. The allowance for credit losses consists of allocated and unallocated components.

        The components of the allowance for credit losses represent an estimation done pursuant to Accounting Standards Codification ("ASC") Topic 450, "Contingencies," or ASC Topic 310, "Receivables." Specific allowances are established in cases where management has identified significant conditions or circumstances related to a specific credit that management believes indicate the probability that a loss may be incurred. For potential problem credits for which specific allowance amounts have not been determined, the Company establishes allowances according to the application of credit risk factors. These factors are set by management and approved by the appropriate Board Committee to reflect its assessment of the relative level of risk inherent in each risk grade. A third component of the allowance computation, termed a nonspecific or environmental factors allowance, is based upon management's evaluation of various environmental conditions that are not directly measured in the determination of either the specific allowance or formula allowance. Such conditions include general economic and business conditions affecting key lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of outside review consultants, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these environmental conditions quarterly, and documents the rationale for all changes.

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

        Management believes that the allowance for credit losses is adequate; however, determination of the allowance is inherently subjective and requires significant estimates. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Evaluation of the potential effects of these factors on estimated losses involves a high degree of uncertainty, including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method for financial reporting purposes. Premises and equipment are depreciated over the useful lives of the assets, which generally range from seven years for furniture, fixtures and equipment, three to five years for computer software and hardware, and ten to forty years for buildings and building improvements. Leasehold improvements are amortized over the terms of the respective leases, which may include renewal options where management has the positive intent to exercise such options, or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred. These costs are included as a component of premises and equipment expenses on the Consolidated Statements of Operations.

Other Real Estate Owned (OREO)

        Assets acquired through loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated selling costs when acquired, establishing a new cost basis. The new basis is supported by recent appraisals. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions or review by regulatory examiners.

Goodwill and Other Intangible Assets

        Goodwill and other intangible assets are subject to impairment testing at least annually, or when events or changes in circumstances indicate the assets might be impaired. Intangible assets (other than goodwill) are amortized to expense using accelerated or straight-line methods over their respective estimated useful lives. The Company's testing of potential goodwill impairment (which is required annually) at December 31, 2009, resulted in no impairment being recorded.

Customer Repurchase Agreements

        The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

accounted for as collateralized financing arrangements and not as a sale and subsequent repurchase of securities. The agreements are entered into primarily as accommodations for large commercial deposit customers. The obligation to repurchase the securities is reflected as a liability in the Company's Consolidated Statement of Condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective assets accounts and are delivered to and held as collateral by third party trustees.

Marketing and Advertising

        Marketing and advertising costs are generally expensed as incurred.

Income Taxes

        The Company employs the liability method of accounting for income taxes as required by ASC Topic 740, "Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary timing differences) and are measured at the enacted rates that will be in effect when these differences reverse. The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

Transfer of Financial Assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In certain cases, the recourse to the Bank to repurchase assets may exist but be deemed immaterial based on the specific facts and circumstances.

Earnings per Common Share

        Basic net income per common share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period measured. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period measured including the potential dilutive effects of common stock equivalents. Earnings per common share has been adjusted to give retroactive effect to all stock splits and stock dividends.

Stock-Based Compensation

        Effective January 2006, in accordance with ASC Topic 718"Compensation," the Company records as compensation expense an amount equal to the amortization (over the remaining service period) of the fair value (computed at the date of option grant) of any outstanding fixed stock option grants which vest

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

subsequent to December 31, 2005. Compensation expense on variable stock option grants (i.e. performance based grants) is recorded based on the probability of achievement of the goals underlying the performance grant. Refer to Note 13 for a description of stock-based compensation awards, activity and expense for the years ended December 31, 2009, 2008 and 2007.

New Authoritative Accounting Guidance

        On July 1, 2009, the Accounting Standards Codification became Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

        All pending but not yet effective Accounting Standards Updates ("ASU") were evaluated and only those listed below could have a material impact on the Company's financial condition or results of operations.

        FASB ASC Topic 260, "Earnings Per Share."    On January 1, 2009, the Company adopted new authoritative accounting guidance under ASC Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Since the Company is not currently paying a dividend on its common stock, adoption of this standard will not have any impact on the Company's financial statements.

        FASB ASC Topic 320, "Investments—Debt and Equity Securities."    New authoritative accounting guidance under ASC Topic 320, "Investments—Debt and Equity Securities," (i) changes existing guidance for determining whether an impairment is other-than-temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company's financial statements.

        FASB ASC Topic 805, "Business Combinations."    On January 1, 2009, new authoritative accounting guidance under ASC Topic 805, "Business Combinations," became applicable to the Company's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets,

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, "Contingencies." Under ASC Topic 805, the requirements of ASC Topic 420, "Exit or Disposal Cost Obligations," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, "Contingencies."

        FASB ASC Topic 810, "Consolidation."    New authoritative accounting guidance under ASC Topic 810, "Consolidation," amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the Consolidated Financial Statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the Consolidated Income Statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Company on January 1, 2009 and did not have a significant impact on the Company's financial statements.

        Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Company's financial statements.

        FASB ASC Topic 820, "Fair Value Measurements and Disclosures."    ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Company on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities (see Note 19—Fair Value Measurements).

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 7—Deposits (Continued)

        Interest expense on deposits for the years ended December 31, 2009, 2008 and 2007 is as follows:

(dollars in thousands)	2009	2008	2007
Interest bearing transaction	$161	$306	$305
Savings and money market	6,144	4,212	6,044
Time, $100,000 or more	6,502	7,672	7,973
Other time	8,149	7,353	5,489

Total	$20,956	$19,543	$19,811

Note 8—Borrowings

        Information relating to short-term and long-term borrowings is as follows for the years ended December 31:

	2009		2008		2007
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Short-term:
At Year-End:
Customer repurchase agreements and federal funds purchased	$90,790	0.85%	$98,802	1.73%	$76,408	4.45%
Federal Home Loan Bank—current portion	10,000	0.14%	55,000	0.70%	22,000	4.44%

Total	$100,790		$153,802		$98,408

Average Daily Balance for the Year:
Customer repurchase agreements and federal funds purchased	$93,363	1.03%	$68,696	2.05%	$44,992	4.19%
Federal Home Loan Bank—current portion	30,562	1.97%	15,577	2.56%	11,093	5.51%
Maximum Month-end Balance:
Customer repurchase agreements and federal funds purchased	$120,918	1.16%	$104,243	1.92%	$76,408	4.45%
Federal Home Loan Bank—current portion	50,000	0.38%	55,000	0.70%	30,000	5.44%
Long-term:
At Year-End:
Federal Home Loan Bank	$40,000	3.03%	$50,000	3.56%	$30,000	4.40%
Subordinated Debentures	9,300	10.00%	12,150	10.00%	—	0%
United Bank Line of Credit	—	0%	—	0%	—	0%
Average Daily Balance for the Year:
Federal Home Loan Bank	$34,000	3.35%	$46,202	3.84%	$29,033	4.89%
Subordinated Debentures	11,322	10.00%	4,187	10.00%	—	0%
United Bank Line of Credit	—	0%	3,361	4.39%	—	0%
Maximum Month-end Balance:
Federal Home Loan Bank	$50,000	3.56%	$50,000	3.56%	$45,000	4.57%
Subordinated Debentures	12,150	10.00%	12,150	10.00%	—	0%
United Bank Line of Credit	—	0%	18,000	3.75%	—	0%

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 8—Borrowings (Continued)

        The Company offers its business customers a repurchase agreement sweep account in which it collateralizes these funds with U. S. Government agency and mortgaged backed securities segregated in its investment portfolio safekeeping for this purpose. By entering into the agreement, the customer agrees to have the Bank repurchase the designated securities on the business day following the initial transaction in consideration of the payment of interest at the rate prevailing on the day of the transaction.

        The Bank has commitments from correspondent banks under which it can purchase up to $70 million in federal funds on an unsecured basis, against which there were no amounts outstanding at December 31, 2009 and can borrow unsecured funds under one-way CDARS brokered deposits in the amount of $82.0 million, against which there was $448 thousand outstanding at December 31, 2009. At December 31, 2009, the Bank was also eligible to make advances from the FHLB up to $112.4 million based on collateral at the FHLB, of which it had $50 million of advances outstanding at December 31, 2009. Also, the Bank may enter into repurchase agreements as well as obtaining additional borrowing capabilities from the FHLB provided adequate collateral exists to secure these lending relationships.

        On August 11, 2008, the Company entered into a Loan Agreement and related Stock Security Agreement and Promissory Note (the "credit facility") with United Bank, pursuant to which the Company may borrow, on a revolving basis, up to $20 million for working capital purposes, to finance capital contributions to the Bank and ECV. The terms of this facility were modified in July 2009. The credit facility is secured by a first lien on all of the stock of the Bank, and bears interest at a floating rate equal to the Wall Street Journal Prime Rate minus 0.25% with a floor interest rate of 4.75%. Interest is payable on a monthly basis. The term of the credit facility expires on June 25, 2010. At any time, provided no event of default exists, the Company may term out repayment of the outstanding principal balance of the credit facility over a five year term. The credit facility contains certain customary representations, warranties, covenants and events of default, including the following financial covenants: (1) maintaining an allowance for loan losses of not less than 35% of nonperforming assets (as calculated in the Loan Agreement); (2) maintaining the Bank's Tier 1 Capital Leverage Ratio, Total Risk Based Capital Ratio and Tier 1 Risk Based Capital Ratio as "well capitalized;" (3) maintaining the Company's Tier 1 Capital Leverage Ratio, Total Risk Based Capital Ratio and Tier 1 Risk Based Capital Ratio as "adequately capitalized" as defined for purposes of Section 38 of the FDI Act; (4) maintaining the Company's and Bank's consolidated nonperforming assets at less than 35% of primary equity capital, as defined; (5) maintaining consolidated net income (exclusive of extraordinary and nonrecurring items) to average total assets for the Company and Bank at not less than 0.50%; and (6) maintaining a ratio of investment in bank subsidiary to consolidated equity less goodwill of not more than 125% as of any fiscal quarter end. Upon the occurrence of any event of default (as defined in the Loan Agreement) which is continuing, Lender shall have the right to declare the amount owed under the credit facility to be immediately due and payable. The Company paid $30 thousand term-out fee in connection with the modification of this facility. At December 31, 2009, there were no borrowings outstanding under this United Bank credit facility and the Company was in compliance with all covenants.

        On August 28, 2008, the Company accepted subscriptions for and sold an aggregate of $12.15 million of subordinated notes (the "Notes"), on a private placement basis. This offering, which was funded by several Directors of the Company, was utilized to provide additional Tier 2 regulatory capital in the wake of the acquisition of Fidelity, absent availability of other capital sources during 2008. The capital treatment of the Notes will be phased out during the last 5 years of the Notes' term, at a rate of 20% of the original principal amount per year commencing in October 2009. The Notes bear interest, payable on the first day

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 8—Borrowings (Continued)

of each month, commencing in October 2008, at a fixed rate of 10% per year. The Notes have a term of approximately six years, and have a maturity of September 30, 2014. On September 17, 2009, the Company redeemed an aggregate of $2.85 million of the Notes from certain directors of the Company. At December 31, 2009, $9.3 million of the Notes remaining outstanding and are included in long-term borrowings on the Consolidated Balance Sheets.

Note 9—Preferred Stock and Warrants

        On December 5, 2008, the Company entered into and consummated a Letter Agreement (the "Purchase Agreement") with the United States Department of the Treasury (the "Treasury"), pursuant to which the Company issued 38,235 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock'), having a liquidation amount per share equal to $1,000, for a total purchase price of $38,235,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. As a result of legislative changes during 2009, and subject to consultation with the Company's and Bank's federal regulators, the Company may, at its option, redeem the Series A Preferred Stock at the liquidation amount plus accrued and unpaid dividends. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to the third anniversary of issuance, unless the Company has redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for the Company to increase its common stock dividend or repurchase its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement.

        The Company redeemed 15,000 shares of Series A Preferred Stock on December 23, 2009. The aggregate redemption price for the shares was $15,079,166.67, including accrued but unpaid dividends on the shares. Following the repurchase, 23,235 shares of Series A Preferred Stock ($23,235,000 aggregate liquidation amount) remain outstanding, held by the Treasury. For additional information see "Capital Resources and Adequacy" at page 40 of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

        In connection with the purchase of the Series A Preferred Stock, the Treasury was issued a warrant (the "Warrant") to purchase 770,867 shares of the Company's common stock at an initial exercise price of $7.44 per share. The Warrant provides for the adjustment of the exercise price and the number of shares of the common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of the common stock, and upon certain issuances of the common stock (or securities exercisable or exchangeable for, or convertible into, common stock) at or below 90% of the market price of the common stock on the trading day prior to the date of the agreement on pricing such securities. The Warrants expires ten years from the date of issuance. As a result of the completion of a "qualified equity offering" by the Company, the number of share of common stock issuable pursuant to the Warrant has been reduced by one-half to 385,434. Accordingly, the discount on the preferred stock and the warrants was reduced by $946 thousand in November 2009. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 10—Income Taxes

        Federal and state income tax expense consists of the following for the years ended December 31:

(dollars in thousands)	2009	2008	2007
Current federal income tax	$6,027	$5,052	$4,456
Current state income tax	1,248	714	681

Total current	7,275	5,766	5,137

Deferred federal income tax benefit	(1,087)	(1,418)	(742)
Deferred state income tax benefit	(223)	(225)	(126)

Total deferred	(1,310)	(1,643)	(868)

Total income tax expense	$5,965	$4,123	$4,269

        Temporary timing differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Gross deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, is presented below for the years ended December 31:

	2009	2008	2007
Deferred tax assets:
Allowance for credit losses	$8,336	$7,440	$3,251
Deferred loan fees and costs	1,040	746	664
Stock based compensation	90	49	53
Net operating loss	4,526	4,778	—
Deferred rent	357	278	106
Premises and equipment	446	—	—
Other	200	310	39

Total deferred tax assets	14,995	13,601	4,113

Deferred tax liabilities:
Unrealized gain on securities available for sale	(1,555)	(1,594)	(382)
Excess servicing	(64)	(74)	(95)
Intangible assets	(921)	(755)	—
Premises and equipment	—	(72)	(39)

Total deferred tax liabilities	(2,540)	(2,495)	(516)

Net deferred income tax account	$12,455	$11,106	$3,597

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 10—Income Taxes (Continued)

        A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended December 31 follows:

	2009	2008	2007
Statutory federal income tax rate	35.00%	35.00%	35.00%
Increase (decrease) due to:
State income taxes, net of federal income tax benefit	4.07	2.75	3.02
Tax exempt interest and dividend income	(3.23)	(3.48)	(2.70)
Share-based compensation expense	0.98	0.95	0.52
Other	(0.41)	0.47	(0.17)

Effective tax rates	36.41%	35.69%	35.67%

        The net operating loss carry forward acquired in conjunction with the Fidelity acquisition is subject to annual limits under IRC section 382 of $718 thousand and expires in 2027.

        As a result of the issuance of the Series A Preferred Stock to the Treasury, the Company is required to comply with certain restrictions on executive compensation included in the Emergency Economic Stabilization Act of 2008, as amended (the "EESA"). Certain of these provisions could limit the tax deductibility of compensation the Company pays to its executive officers, although no such effect has impacted the Company.

Note 11—Net Income per Common Share

        The calculation of net income per common share for the years ended December 31 was as follows:

(dollars and shares in thousands, except per share data)	2009	2008	2007
Basic:
Net income allocable to common stockholders	$8,112	$7,251	$7,701
Average common shares outstanding	14,643	11,557	10,531

Basic net income per common share	$0.55	$0.63	$0.73

Diluted:
Net income allocable to common stockholders	$8,112	$7,251	$7,701
Average common shares outstanding	14,643	11,557	10,531
Adjustment for common share equivalents	141	135	319

Average common shares outstanding—diluted	14,784	11,692	10,850

Diluted net income per common share	$0.55	$0.62	$0.71

        Per share amounts and the number of outstanding shares have been adjusted to give effect to the 10% common dividend paid on October 1, 2008.

        There were 951,399, 1,628,274 and 184,482 common shares equivalents at December 31, 2009, 2008 and 2007, respectively that were excluded from the diluted net income per common share computation because their effects were anti-dilutive.

Eagle Bancorp, Inc.

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007: (Continued)

Note 12—Related Party Transactions

        Certain directors and executive officers have had loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2009 and 2008.

(dollars in thousands)	2009	2008
Balance at January 1	$24,647	$18,203
Additions	6,190	15,991
Repayments	(5,505)	(9,547)

Balance at December 31	$25,332	$24,647

        A significant portion of the additions in 2008 in the table above were due to the acquisition of Fidelity which resulted in the addition of two directors to the Board of Directors of the Company and four directors to the Board of Directors of the Bank.

        On August 28, 2008, the Company sold an aggregate of $12.15 million of subordinated notes (the "Notes"), on a private placement basis, to seven parties, six of whom are currently directors of the Company or the Bank. Refer to Note 8 to the Consolidated Financial Statements for further description of the terms of the Notes. In September 2009, $2.85 million of the Notes were redeemed, leaving an outstanding balance of Notes of $9.3 million at December 31, 2009. These Notes are included in long-term borrowings on the Consolidated Balance Sheets.

        The Bank leases certain office space, at a current monthly base rental of $46,716, excluding certain pass through expenses, from limited liability companies in which a trust for the benefit of an executive officer's children has an 85% interest in one instance and a 51% interest in another.

        The Bank has obtained certain deposits through title company clients in which a director of the Bank has a direct interest and for which a broker fee of 0.50% of average deposits is paid monthly in arrears. During 2009, approximately $102 thousand in broker fees was paid.

Note 13—Stock-Based Compensation

        The Company maintains the 1998 Stock Option Plan ("1998 Plan") and the 2006 Stock Plan ("2006 Plan"), and in connection with the Fidelity acquisition assumed the Fidelity 2004 Long Term Incentive Plan and 2005 Long Term Incentive Plan (the "Fidelity Plans"). No additional options may be granted under the 1998 Plan or the Fidelity Plans.

        The 2006 Plan provides for the issuance of awards of incentive options, nonqualifying options, restricted stock and stock appreciation rights to selected key employees and members of the Board. As amended, 1,215,000 shares of common stock are subject to issuance pursuant to awards under the 2006 Plan. Option awards are made with an exercise price equal to the average of the high and low price of the Company's shares at the date of grant.

        For awards that are service based, compensation expense is being recognized over the service (vesting) period based on fair value, which for stock option grants is computed using the Black Scholes model, and for restricted stock awards is based on the average of the high and low stock price of the Company's shares at the date of grant. For awards that are performance based, compensation expense is recorded based on the probability of achievement of the goals underlying the grant.

MARKET AREA AND COMPETITION

        The Bank's main office and the headquarters of the Company and the Bank are located at 7815 Woodmont Avenue, Bethesda, Maryland 20814. The Bank has seven additional Maryland offices, located at 110 North Washington Street, Rockville; 8665 Georgia Avenue, Silver Spring; 850 Sligo Avenue, Silver Spring; 130 Rollins Avenue, Rockville; 9600 Blackwell Road, Rockville; 15 Wisconsin Circle, Chevy Chase; and 12505 Park Potomac Avenue, Potomac. There are five offices in Washington D.C., located at 20th and K Streets, NW; 1044 Wisconsin Ave, NW; 1228 Connecticut Ave, NW; 1725 Eye Street, NW; and 1425 K Street, NW. The Bank has one office in Virginia, located at 8601 Westwood Center Drive, Vienna.

        The primary service area of the Bank is the Washington D.C. metropolitan statistical area. The Washington, D.C. metropolitan statistical area attracts a substantial federal workforce, as well as supporting a variety of support industries such as attorneys, lobbyists, government contractors, real estate developers and investors, non-profit organizations, tourism and consultants.

        Montgomery County, Maryland with a total population of approximately 953,000 (January 2008) and occupying an area of about 500 square miles is located roughly 30 miles southwest of Baltimore and is a diverse and healthy segment of Maryland's economy. Montgomery County is a thriving business center and is Maryland's most populous jurisdiction. Population growth in the county is expected to average 1% per year. While the State of Maryland boasts a demographic profile superior to the U.S. economy at large, the economy in and around Montgomery County is among the very best in Maryland. According to data from the Maryland National Capital Parks and Planning Commission, the number of jobs in the County has been relatively stable in the recent past with the public sector contributing about 18% of the employment. This is due to federal as well as state and local government employment. The unemployment rate in Montgomery County is among the lowest in the state at 5.2% (December 2009), but was elevated as compared to December 2008 (3.9%). A very educated population has contributed to favorable median household income of $94,319 (2008) with the number of households in excess of 356,000 (January 2008) and median single family new and used home sales prices of $450,000 (2008), down from $495,000 (2007). According to the 2005 census update, approximately 64% of the County's residents hold college or advanced degrees with 89% of households having computers, placing Montgomery County among the most educated in the nation. The area boosts a diverse business climate of 33,000 businesses employing over 380,000 workers in addition to a strong federal government presence. Major areas of employment include a substantial technology sector, biotechnology, software development, a housing construction and renovation sector, and a legal, financial services and professional services sector. Major private employers include Lockheed Martin, Adventist Healthcare, Giant Food, and Marriott International. The county is also an incubator for firms engaged in bio-technology and the area has traditionally attracted significant amounts of venture capital. Transportation congestion remains the biggest threat to future economic development and the quality of life in the area.

        Montgomery County is home to many major federal and private sector research and development and regulatory agencies, including the National Institute of Standards and Technology, the National Institutes of Health, National Oceanic and Atmospheric Administration, Naval Research and Development Center, Naval Surface Warfare Center, Nuclear Regulatory Commission, the Food and Drug Administration and the National Naval Medical Center in Bethesda.

        Washington D.C. in addition to being the seat of the Federal government is a vibrant city with a well educated, diverse population. According to survey estimates from the U.S. Census, the 2009 population of the District of Columbia is approximately 592,000, up from about 572,000 in 2000. Median household income, at $57,936 (2008), is above the national median level. The growth of residents in the city is due partially to improvements in the city' services and also to the many housing options available, ranging from grand old apartment buildings to Federal era town homes to the most modern condominiums. Over the last few years the housing market has grown to over 284,000 units (2007). During 2008 and 2009 the absorption of condominium units in the District has continued at a satisfactory pace. While the Federal government and its employees are a major factor in the economy, over 100 million square feet of commercial office space support a dynamic business community of more than 20,000 companies. These include law and accounting firms, trade and professional associations, information technology companies, international financial institutions, health and education organizations and research and management companies. The vacancy rate for office space in the city at December, 2009 was 10.9%, below the national average of 14.2%. Employment in the city is at about 690,000. According to the area's Department of Employment Services, the District of Columbia lost jobs in the past year, particularly in the construction and retail industries. However it also gained jobs in the professional sectors. The unemployment rate for December 2009 was elevated at 11.9% which mirrored national trends. The disparity between the high level of unemployment among District residents and the strong employment trends is because most of the jobs in the city are held by residents from the surrounding suburban jurisdictions. The District has a well educated and highly paid work force. Over 51% of the jobs in the city are in managerial or professional positions. The Federal Government provides just about 28% of the employment and there is another 21% in professional services firms. Other large employers include the many local universities and hospitals. Another significant factor in the economy is the leisure and hospitality industry.

        Fairfax County, Virginia is a large, affluent jurisdiction with a population of approximately 1,041,000 at the end of 2008. This county of about 395 square miles is located west of Washington, D.C. Fairfax County is one of the leading technology centers in the United States. Twelve of the top 50 federal contractors are headquartered in the county and 23 of the largest 50 technology companies in the Washington metropolitan area are located in Fairfax. The county has over 111 million square feet of office space and is one of the largest suburban office markets in the United States. It is a thriving residential as well as business center with 381,000 households which are expected to grow at about 1% per annum over the next 5 to 10 years. The county is among the most affluent in the country with household income in excess of $105,000 per annum. Total employment was over 587,000 at the end of 2008. The county did experience loss of jobs during 2009, although significant job growth is forecast for both 2010 and 2011. Major companies headquartered in the county, which are also major employers, include Capital One Financial, CSC, Gannett, General Dynamics, Hilton Hotels, SAIC and Sallie Mae. The county is also home to several federal agencies including the CIA, Fort Belvoir and a major facility of the Smithsonian Institution.

        Deregulation of financial institutions and holding company acquisitions of banks across state lines has resulted in widespread, fundamental changes in the financial services industry. This transformation, although occurring nationwide, is particularly intense in the greater Washington, D.C. metropolitan area because of the changes in the area's economic base in recent years and changing state laws authorizing interstate mergers and acquisitions of banks, and the interstate establishment or acquisition of branches.

        Throughout the Washington D.C. metropolitan area, competition is exceptionally keen from large banking institutions headquartered outside of Maryland. In addition, the Bank competes with other community banks, savings and loan associations, credit unions, mortgage companies, finance companies and others providing financial services. Among the advantages that many of these large institutions have over the Bank are their abilities to finance extensive advertising campaigns, maintain extensive branch networks and technology investments, and to directly offer certain services, such as international banking and trust services, which are not offered directly by the Bank. Further, the greater capitalization of the larger institutions allows for substantially higher lending limits than the Bank. Certain of these competitors have other advantages, such as tax exemption in the case of credit unions, and lesser regulation in the case of mortgage companies and finance companies.

REGULATION

        The Company.    The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, (the "Act") and is subject to supervision by the Federal Reserve Board. As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

        The Act requires approval of the Federal Reserve Board for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act also generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law; but if the bank is at least 5 years old, the Federal Reserve Board may approve the acquisition.

        With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve Board has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve Board is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

        Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the Company or any other subsidiary of the Company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

        Effective on March 11, 2000, the Gramm Leach-Bliley Act of 1999 (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve Board to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. The GLB Act allows a wider array of companies to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

        The Bank.    The Bank, as a Maryland chartered commercial bank which is a member of the Federal Reserve System (a "state member bank") and whose accounts will be insured by the Deposit Insurance Fund of the FDIC up to the maximum legal limits of the FDIC, is subject to regulation, supervision and regular examination by the Maryland Department of Financial Institutions and the Federal Reserve Board. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices.

        The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

        Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities. As a result of federal and state legislation, banks in the Washington D.C./Maryland/Virginia area can, subject to limited restrictions, acquire or merge with a bank in another of the jurisdictions, and can branch de novo in any of the jurisdictions. Additionally, legislation has been proposed which may result in non-banking companies being authorized to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

        Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of the bank's earnings. Thus, the earnings and growth of the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on the Bank cannot be predicted.

        Branching and Interstate Banking.    The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

        The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states which specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

        The GLB Act made substantial changes in the historic restrictions on non-bank activities of bank holding companies, and allows affiliations between types of companies that were previously prohibited. The GLB Act also allows banks to engage in a wider array of non banking activities through "financial subsidiaries."

        USA Patriot Act.    Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the "USA Patriot Act" or the "Patriot Act," financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulation cannot be predicted with certainty.

        Capital Adequacy Guidelines.    The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

        State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

        Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale," together with a limited amount of other qualifying interests, including trust preferred securities. The cumulative perpetual stock issued to the Treasury pursuant to the Capital Purchase Program is eligible for treatment as Tier 1 capital without limitation. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses and excess restricted core capital elements. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or nonperforming and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics. Under guidance adopted by the federal banking regulators, banks which have concentrations in construction, land development or commercial real estate loans (other than loans for majority owner occupied properties) would be expected to maintain higher levels of risk management and, potentially, higher levels of capital.

        In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0%–5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject the bank to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

        Prompt Corrective Action.    Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

        An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

        An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

        A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital which has been raised and is imminently available for infusion into the Bank except for certain technical requirements which may delay the infusion for a period of time beyond the 90 day time period.

        Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

        Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

        Regulatory Enforcement Authority.    Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

        As a result of the volatility and instability in the financial system during 2008 and 2009, the Congress, the bank regulatory authorities and other government agencies have called for or proposed additional regulation and restrictions on the activities, practices and operations of banks and their holding companies. While many of these proposals relate to institutions that have accepted investments from, or sold troubled assets to, the Department of the Treasury or other government agencies, or otherwise participate in government programs intended to promote financial stabilization, the Congress and the federal banking agencies have broad authority to require all banks and holding companies to adhere to more rigorous or costly operating procedures, corporate governance procedures, or to engage in activities or practices which they would not otherwise elect. Any such requirement could adversely affect the Company's business and results of operations.

EXECUTIVE COMPENSATION

Compensation Disclosure and Analysis

        The Company is committed to responsible compensation practices and strives to balance sound risk management and the need to compensate its employees competitively for proven performance. In this discussion and analysis, we describe how the Company has compensated our named executives to both comply with restrictions under regulations adopted by the United States Department of the Treasury (the "Treasury") applicable to companies participating in programs under the Troubled Asset Relief Program ("TARP"), and to reward them given our strong performance in 2009. We also have added some important protections for shareholders and other stakeholders that will likely stay in place even after we have repaid TARP. These actions include designating a senior risk officer to review all incentive compensation plans, formalizing a luxury expenditure policy and adding clawback provisions to our incentive compensation plans. If 2009 performance is found to be based on materially inaccurate performance criteria, incentive compensation for 2009 will be forfeited and/or recovered.

        Later in this proxy statement under the heading "Executive Compensation Tables," you will find a series of tables containing specific information about the compensation earned or paid in 2009 to Mr. Paul, the Chief Executive Officer of the Company, Mr. Langmead, the Chief Financial Officer, and the three most highly compensated executive officers of the Company (including officers of the Bank) who received total compensation of $100,000 or more during the fiscal year ended December 31, 2009, referred to as our "named executive officers" or "named executives."

        Impact of Participation in Capital Purchase Program.    On December 5, 2008, the Company sold a series of its preferred stock and warrants to purchase common stock to the Treasury under the Capital Purchase Program established under TARP (the "CPP"). As a result of its participation in the CPP, the Company became subject to the executive compensation requirements of the Emergency Economic Stabilization Act of 2008 ("EESA"). In connection with the Company's participation in the CPP, on December 5, 2008, the Company's seven senior executives, including our named executive officers, executed waivers consenting to the restrictions and limitations required by the EESA.

        On February 17, 2009, the President of the United States signed into law the American Reinvestment and Recovery Act of 2009 ("ARRA"). The ARRA amended, among other things, the EESA by directing the Treasury to issue regulations implementing additional restrictions and limitations on executive compensation paid or accrued by participants in the CPP. The restrictions and limitations of the EESA, as amended, were implemented by interim final rules setting forth the standards on corporate governance and executive compensation, published by the Treasury and effective on June 15, 2009, as updated by subsequently issued technical corrections and guidance (collectively, the "TARP Restrictions"). The TARP Restrictions, which are applicable during any period while the Company still has financial assistance under the CPP outstanding, include:

  •
  a prohibition on paying or accruing any bonus, retention award, or incentive compensation to the five most highly compensated employees of the Company, other than in the form of "long-term restricted stock" in an amount not greater than one-third of the employee's total compensation;

  •
  a prohibition on making any "golden parachute" payments to the named executive officers and the Company's next five most highly compensated employees, for departure from the Company or upon a change in control of the Company;

  •
  a prohibition on any compensation plan that would encourage manipulation of reported earnings, or encourage the named executive officers to take unnecessary and excessive risks that could threaten the value of the Company;

  •
  a requirement to conduct semi-annual reviews of the named executive officer and employee compensation plans to ensure they do not contain such prohibited features;

  •
  a prohibition on tax gross-ups or other reimbursements for the payment of taxes to the named executive officers and the Company's next twenty most highly compensated employees;

  •
  a limitation on the tax deductibility of the portion of an named executive officer's annual compensation in excess of $500,000;

  •
  a requirement for the repayment, or clawback, of any bonus, incentive and retention payments made to the named executive officers or the next twenty most highly compensated employees, if based on financial statements or any other performance metric criteria that is later found to be materially inaccurate;

  •
  establishment by the Board of a company-wide policy regarding excessive or luxury expenditures; and

  •
  a requirement to include a proposal for a non-binding vote of shareholders at annual meetings on the compensation of executives as disclosed pursuant to the executive compensation disclosures included in the proxy statement.

        The TARP Restrictions have necessarily impacted our compensation practices, as noted in the following discussion. We believe that the Company has fully complied with the TARP Restrictions in connection with its 2009 compensation.

        Compensation Objectives.    The primary objectives of the Board of Directors with respect to executive compensation is to tie annual and long-term cash and stock incentives to the achievement of measurable Company and individual performance objectives, thereby aligning the named executive's incentive with maintaining and increasing shareholder value. We attempt to achieve these objectives through "pay for performance" compensation policies and programs that put a significant portion of our named executives officers' overall compensation at risk. Potentially 10% to 35% of total compensation (at target levels) is intended to be in the form of cash bonuses and equity compensation awards in order to focus executives on both short and long term financial performance. We also recognize that ours is a highly competitive market for executive officers, and that we compete for personnel against local community banks and against national, regional and local institutions that operate in the entire metropolitan Washington D.C. area, and in surrounding markets. We did not provide our named executives with cash bonuses or incentive payments for 2009, and complied with the TARP Restrictions. We have sought, instead, to provide all of our named executives with equivalent value in the form of "long-term restricted stock" which is compliant with the TARP Restrictions.

        Compensation Philosophy.    Our compensation philosophy is to reward our executives with total compensation at or above market commensurate with our performance. In 2009 we changed our compensation philosophy to target base salaries for named executives at the market median (50th percentile). This was a reduction from our previous philosophy to pay base salaries at the 75th percentile of our peer group due to our competitive market in the DC area. Our goal under our current philosophy is to provide meaningful incentives through pay for performance programs that pay at the market median for budgeted performance and at the 75th percentile or higher when performance expectations are exceeded. Since we are a participant in the CPP, we are limited in our compensation mix and realize that this may impact our current pay for performance strategy for some of our named executives.

        The Role of Consultants.    In 2008, the Company's Compensation Committee (in this discussion, the "Committee") retained Amalfi to assist the Committee with a competitive analysis of executive compensation in connection with the determination of compensation levels for 2009. During 2009, the Committee retained Blanchard Chase following the relocation of the consultants with whom the Committee had worked to that firm. The Committee engaged Blanchard Chase in the fourth quarter of 2009, to assist with a competitive analysis of executive compensation. Both Amalfi and Blanchard Chase reported directly to the Committee and did not provide any non-compensation related services or products to the Committee or the Bank. Consultants have provided the Committee with annual updates on market competitive pay for executives and directors since 2006. We further discuss our peer group and benchmarking process later in this Compensation Discussion and Analysis. In addition to benchmark analysis, Blanchard Chase has assisted the Bank with the executive annual and long-term incentive programs, and provided the Committee guidance on, and compliance with, the TARP Restrictions.

        The Role of Management.    Input from the Chief Executive Officer is considered by the Committee and the Bank Compensation Committee regarding the criteria to be used to determine base salary, bonuses and other benefits for named executive officers other than the Chief Executive Officer. Although input from the Chief Executive Officer is considered by the Committee, the Committee exercises final authority on compensation matters for all named executive officers. The Chief Executive Officer is not present at Committee meetings during discussion and deliberations regarding his own compensation.

        Compensation Components.    The key components of our 2009 executive compensation program for all named executive officers consist of a base salary, performance-based compensation plans, including our Senior Executive Incentive Plan, a performance-based cash bonus plan, a long-term equity based compensation plan, and a 401(k) Plan. We do not have any nonqualified deferred compensation or supplemental executive benefits in place for our executives.

        Base Salary.    The Board of Directors believes that base salary for named executive officers should be targeted at market competitive levels. Base salaries are reviewed annually and adjusted from time to time, based on our review of market data and assessment of Company and individual executive performance. With the exception of Ms. Riel, Senior Executive Vice President and Chief Operating Officer of the Bank, none of our named executives received base salary increases in 2009 due to market conditions. During 2009, we reorganized our reporting structure and responsibilities of our senior management team, as a result of which Ms. Riel was promoted mid-year and her salary was increased 13.37% to reflect her increased responsibility, the new reporting structure and the fact that her base salary was below the market median as shown by the market study performed in 2008. In 2009, the following base salary increases were provided for the named executive officers.

Name	Title	2008 Base	2009 Base	Increase
Ronald D. Paul	President and Chief Executive Officer	$350,000	$350,000	—
Martha Foulon-Tonat	EVP—Chief Lending Officer	$243,100	$243,100	—
James H. Langmead	EVP—Chief Financial Officer	$243,100	$243,100	—
Thomas D. Murphy	President—Retail Banking	$243,100	$243,100	—
Susan G. Riel	Senior EVP—Chief Operating Officer of Bank	$243,100	$275,600	13.37%

        The Compensation Committee has approved base salary increases for 2010 based on the Bank's performance for 2009. Please refer to "Executive Compensation Tables—Employment Agreements" below for additional information on current salaries.

        Senior Executive Incentive Plan.    The Senior Executive Incentive Plan was established to reward our executives for achieving predefined performance goals. In 2009, all named executive officers participated in the Senior Executive Incentive Plan. Under the plan, an executive is eligible to earn a percentage of his or her base salary based on achievement of Company and individual performance objectives.

        During 2009, participating executives could earn target incentives ranging from 10% to 35% of their base salary. As noted below in the discussion of our peer group, our performance in 2009 was strong. Many of our financials were in the 80th—90th percentiles of our peers. As a result of our performance, we hit our target level for net income under the Senior Executive Incentive Plan, and at least threshold levels for a number of the specific measurement criteria. Accordingly the Committee approved annual incentive payouts that were, except for Mr. Paul, slightly below target performance levels for the named executives as shown in the table below. Mr. Paul earned an incentive award equal to approximately 49% of base salary, reflecting the Company meeting target goals for net income and efficiency ratio, as adjusted, and his significantly exceeding his personal performance goals, resulting in a maximum award for that metric, which constituted 35% of his incentive payment potential.

Name	Title	2009 Annual Incentive Target Award	Maximum Annual Award	Actual 2009 Payout
Ronald D. Paul	President and Chief Executive Officer	35%	70%	49.6%
Martha Foulon-Tonat	EVP—Chief Lending Officer	25%	40%	19.4%
James H. Langmead	EVP—Chief Financial Officer	10%	15%	8.7%
Thomas D. Murphy	President—Retail Banking	20%	30%	14.0%
Susan G. Riel	Senior EVP—Chief Operating Officer of the Bank	20%	40%	17.2%

        In order for the named executive to receive any portion of the potential aggregate incentive payout, the Company must maintain satisfactory regulatory ratings and reviews. Additionally, no amounts are payable if the Company does not achieve at least 80% of the consolidated net income goal. Then, component portions of the aggregate potential payment may be earned, based upon the degree of achievement of designated performance targets for the other metrics described below. The measures to which each named executive's award is subject may vary depending on the executive's area of responsibility. Each component portion of the potential incentive payment is subject to payment only if the threshold is met or exceeded in total, with no provision for partial or graduated payments for below threshold performance levels. We pay, however, on a pro rata basis for actual performance results that fall between threshold, target and maximum levels. The actual amount which an individual named executive officer may receive may therefore be equal to or below the amount or percentage indicated in the table above.

        For 2009, we expanded the number of performance metrics used to gauge Company performance, and to which a portion of each named executive's compensation under the Senior Executive Officer Plan is tied. The following table indicates the relative weight of Company—wide and personal performance goals for each named executive officer.

Weighting of Performance Criteria by Officer

Name	Company-Wide Performance	Personal Performance or Compensation Committee Discretion
Ronald D. Paul	65%	35%
Martha Foulon-Tonat	80%	20%
James H. Langmead	80%	20%
Thomas D. Murphy	80%	20%
Susan G. Riel	80%	20%

        The table below reflects the percentage weighting of each metric applicable to each of the named executives. For example, 50% of Mr. Paul's target incentive payment of 35% of base salary is contingent on meeting the designated net operating income target. If the target is met, but not exceeded by an amount sufficient to reach the maximum payout, he would receive 17.5% of salary in respect of that component. The target level of the same factor may be different for different named executives. Other performance metrics, not described below, are applicable to senior executives who are not named executive officers.

        The Board of Directors reserves the right to grant a discretionary bonus in addition to the performance related incentive payment, or to award all or a portion of the aggregate potential incentive payment where the targets are not met, based upon extenuating factors. The Committee reserves the right to adjust the actual results for any metric to reflect extraordinary, unbudgeted or nonrecurring items or expenses which inappropriately affect, positively or negatively, a participant's incentive payment opportunity. During 2009, the Committee adjusted net income and efficiency ratio targets for extraordinary expenses and losses in inactive subsidiaries. In 2009, we achieved at least 80% of the net income target and achieved at least threshold performance in 13 of the 15 Company wide metrics listed below, therefore amounts paid to named executive officers pursuant to the Senior Executive Incentive Plan for 2009 performance ranged from approximately 8% to 49% of base salary.

2009 Senior Executive Incentive Bonus Plan Metrics and Weighting

	Chief Executive Officer	Chief Lending Officer	Chief Financial Officer	President— Retail Banking	Chief Operating Officer
Net operating income/Earnings per share	50%	12%	16%	12%	12%
Efficiency ratio	15%	—	16%	—	16%
Net interest margin	—	—	12%	—	—
Total loan growth	—	16%	—	—	—
Quarterly average of non-performing assets	—	16%	—	—	—
Demand deposit/Total deposits	—	—	—	16%	—
Money market deposits/Total deposits	—	—	—	16%	—
Lender generated core deposit growth	—	12%	—	—	—
Average rate on interest bearing deposits	—	—	12%	8%	—
Average interest rate on investments	—	—	8%	—	—
Average interest rate on loans	—	12%	—	—	—
Percentage growth in non-interest loan income—2009 over 2008	—	12%	—	—	—
Percentage growth in service charge income—2009 over 2008	—	—	—	16%	16%
Maximum % increase in salary/benefit expense—2009 over 2008	—	—	—	8%	20%
Maximum % increase in other expenses—2009 over 2008	—	—	16%	4%	16%
Personal performance/Discretionary	35%	20%	20%	20%	20%

        The target level for the efficiency ratio was 62.77%; for net interest margin was 3.62%; and for interest on investments was 4.55%. The target level for net operating income/earnings per share was $11.2 million/$0.70 per common share. The target level for growth in non-interest loan income was 25.61%; and for non-interest service charge income was 57.64%. The target level for the maximum increase in salary and benefit expense was 19.2%; and for the maximum increase in other expenses was 28.0%. The target levels for loan related and deposit growth related metrics are not disclosed in order to prevent competitive harm to the Company. Target levels for all metrics are based upon the Company's budget goals, which are established by determining the expected financial position and results of operations of the Company at the end of the budget year, in light of the available resources of the Company, market conditions, anticipated interest rates, competitive factors and other anticipated economic and financial conditions, and adjusting the budgeted results of operation, deposit and loan totals and performance ratios to reflect improvement. The Committee and Board of Directors considers these goals aggressive in regards to expected performance and industry standards, particularly in light of the difficult economic climate during 2009. The establishment of budget goals and performance targets for compensation plan purposes in one year, and the changes in such goals and targets from year to year, is not intended to provide any guidance or indication as to operating performance or results in any future period, and readers should not extrapolate past goals to predict future performance goals or targets.

        The incentives earned under the Senior Executive Incentive Plan for 2009 performance were paid in long-term restricted stock compliant with the TARP Restrictions. At a minimum, compliant "long-term restricted stock" must have a minimum period of two years from grant during which it remains forfeitable if the recipient is no longer performing substantial services, other than as a result of death or disability, and may not become transferable prior to repayment of TARP assistance in full, or in increments of 25% of the original amount of TARP assistance. The value of permitted bonus awards of long-term restricted stock may not exceed one-third of an employee's total compensation for the year.

        Equity Compensation.    We believe that our long-term interests are best advanced by aligning the interests of our executive officers with the interests of our shareholders. Accordingly, subject to compliance with the provisions of the TARP Restrictions which limit our ability to grant options and other incentive awards, we may award stock options, stock appreciation rights ("SARS") and restricted stock to our executive officers pursuant to our 2006 Stock Plan, which was adopted by our shareholders in 2006.

        2009 Equity Grants.    In 2009, the Committee awarded stock options to the named executives which took into consideration the Company's 2008 performance. In addition, the Board approved an additional one time equity award in the form of incentive stock options to named executives to reward them for their role in the acquisition of Fidelity, which took place in 2008. The options awarded were based on the overall performance of the individual executive and the role the individual executive played in the acquisition, the time devoted to the acquisition, and the day to day responsibilities the executive had during this period in addition to the acquisition. The total economic value of these one-time awards to the named executives ranged from $10,000 to $100,000 based on each executive's involvement and time commitment to merger related issues. Prior to 2010, Mr. Paul had declined any increase in his base salary since 2006, but had received stock options and/or restricted stock in order to tie his potential compensation to increases in shareholder value as reflected in the stock price. In 2009 he received an award of restricted stock and stock options. These awards have a five year ratable vesting schedule. These awards were made prior to final TARP Restrictions were released by the Treasury on June 15, 2009.

        The table below shows the equity awards granted to named executives in 2009 based on 2008 performance.

Equity Grants in 2009	Stock Options	Restricted Stock
Ronald D. Paul	51,737	30,763
Martha Foulon-Tonat	21,200	—
James H. Langmead	20,200	—
Thomas D. Murphy	9,400	—
Susan G. Riel	32,000	—
All executive officers as group (7 persons)	180,337	30,763

        2010 Equity Grants.    During the period while we have assistance under the CPP outstanding, equity awards must be made in the form of long-term restricted stock for those named executives that are one of the five highest compensated employees. Based on 2009 performance, the Committee approved discretionary awards of long-term restricted stock for the named executive officers in January 2010. The fair value of these grants ranged from 15% to 20% of the named executive's base salary, other than for Mr. Paul, who received only a minimal grant of approximately 1% of total compensation, in order to comply with the TARP Restrictions. The shares of long-term restricted stock granted in 2010 which reflect amounts earned under the Senior Executive Incentive Plan are not vested or transferable prior to the redemption in full of the Company's CPP preferred stock, or a minimum period of two years from grant, whichever is later. The portion reflecting the value of discretionary cash bonuses and/or option grants vest over five years, 60% on the second anniversary of the date of grant, and 20% on the third and fourth anniversaries, provided that no amount shall vest prior to the redemption in full of the Company's CPP preferred stock.

        Timing and Pricing of Equity Awards.    Equity compensation awards for named executive officers and employees are generally approved in January or early February of each year. Awards may be made periodically for new hires during the year. Awards are based on a number of criteria including the Bank's performance, the relative rank of the employee within the Company and his or her specific contributions to the success of the Company.

        The grant date is established when the Committee approves the grant and all key terms have been established and communicated to award recipients. We set the exercise price for our stock options as the average of the high and low stock price on the grant date. Our equity award process is independent of any consideration of the timing of the release of material nonpublic information, including with respect to the determination of grant dates or stock option exercise prices. Similarly, we expect that the release of material nonpublic information will not be timed with the purpose or intent to affect the value of executive compensation.

        Peer Groups & Benchmarking.    In the fourth quarter of 2009, Blanchard Chase was engaged to provide an updated market analysis on executive compensation level. Blanchard Chase utilized 2009 proxy data for a peer group of 17 publicly traded banks, the selection of which was based upon similarities in asset size, markets and region. We use this as our primary peer group for compensation comparisons. Proxies filed in 2009 reflected compensation earned in 2008. The study used a 4% annual aging factor. The Committee also reviews data from a smaller peer group of six banks in close geographic proximity to the Company. The Committee believes it is prudent to look at this subgroup as an additional market reference as it is these competitors from which we could potentially draw or lose talent.

        Peer Groups.    The 2009 proxy peer group is listed below. Financial data reflects information at and for the year ended December 31, 2009, and is from SNL Financial and Company filings. As summarized below, the Company's financial performance in 2009 was very strong relative to our peers.

Company Name	City	State	Total Assets 2009 ($000)	Asset Growth 3 Yr (%)	ROAA 2009 (%)	ROAE 2009 (%)	Net Interest Margin 2009 (%)	Efficiency Ratio 2009 (%)	NPAs/ Assets 2009 (%)	Total Return 2009 (%)
United Bankshares, Inc.*	Charleston	WV	7,805,101	16.19	0.85	8.81	3.55	50.24	1.18	82.92
Sandy Spring Bancorp, Inc.*	Olney	MD	3,630,478	39.07	-0.42	-3.82	3.29	63.70	3.36	44.13
TowneBank	Portsmouth	VA	3,606,451	64.33	0.78	6.11	3.29	67.10	1.24	3.97
First Bancorp	Troy	NC	3,545,356	65.93	1.95	19.24	3.81	57.83	7.24	56.02
Hampton Roads Bankshares, Inc.	Norfolk	VA	3,085,711	547.85	0.94	7.63	3.89	61.84	10.77	-72.28
StellarOne Corporation	Charlottesville	VA	3,033,101	86.54	-0.28	-1.99	3.39	73.72	2.87	23.85
Virginia Commerce Bancorp, Inc.*	Arlington	VA	2,725,297	39.82	-1.22	-13.89	3.43	56.33	5.92	116.50
Metro Bancorp, Inc.	Harrisburg	PA	2,147,759	15.07	-0.09	-1.34	3.96	85.49	2.12	-20.94
FNB United Corp.	Asheboro	NC	2,101,296	15.74	-5.20	-59.02	3.60	74.79	14.09	-38.34
Cardinal Financial Corporation*	McLean	VA	1,976,185	20.61	0.57	5.53	2.94	69.68	0.29	73.08
NewBridge Bancorp	Greensboro	NC	1,946,526	97.07	-0.74	-8.87	3.18	85.33	4.22	170.37
First United Corporation*	Oakland	MD	1,743,736	29.23	-0.67	-11.01	3.56	62.92	5.06	-41.43
Capital Bank Corporation	Raleigh	NC	1,734,668	21.95	-0.40	-4.62	3.14	79.21	4.59	-20.80
First Mariner Bancorp*	Baltimore	MD	1,384,552	9.60	-1.69	-53.81	2.43	104.26	4.71	80.00
Commonwealth Bankshares, Inc.	Norfolk	VA	1,276,503	78.48	-2.26	-25.71	3.30	62.00	10.70	-26.57
Shore Bancshares, Inc.	Easton	MD	1,156,516	22.30	0.65	5.39	3.90	64.43	1.78	-17.46
Republic First Bancorp, Inc.	Philadelphia	PA	1,008,642	-0.02	-1.22	1.00	3.13	106.92	3.93	-49.84
Average			2,180,621	68.22	-0.64	-8.96	3.36	72.70	5.30	18.32
25th Percentile			1,384,552	15.74	-1.22	-13.13	3.14	79.21	7.19	-26.57
50th Percentile			1,976,185	29.23	-0.42	-3.82	3.30	67.10	4.59	3.97
75th Percentile			3,033,101	65.93	0.57	5.39	3.60	62.00	2.87	56.02
Eagle Bancorp, Inc.	Bethesda	MD	1,805,504	133.43	0.65	6.60	3.85	64.01	1.50	82.09
Percent Rank				94%	81%	89%	84%	66%	91%	91%

*
Comprises supplemental peer group.

Exhibits and Financial Statement Schedules

        The following financial statements are included in this report

    Report of Independent Registered Public Accounting Firm

    Consolidated Balance Sheets at December 31, 2009 and 2008

    Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

    Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007

    Notes to the Consolidated Financial Statements

        All financial statement schedules have been omitted as the required information is either inapplicable or included in the consolidated financial statements or related notes.

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of the Company, as amended(1)
3.2	Articles Supplementary to the Articles of Incorporation for the Series A Preferred Stock(2)
3.3	Bylaws of the Company(3)
4	Warrant to Purchase Common Stock(4)
10.1	1998 Stock Option Plan(5)
10.2	Amended and Restated Employment Agreement between Martha Foulon-Tonat and the Bank(6)
10.3	Amended and Restated Employment Agreement between James H. Langmead and the Bank(7)
10.4	Amended and Restated Employment Agreement between Thomas D. Murphy and the Bank(8)
10.5	Amended and Restated Employment Agreement between Ronald D. Paul and the Company(9)
10.6	Amended and Restated Employment Agreement between Susan G. Riel and the Bank(10)
10.7	Fee Agreement between Robert P. Pincus and the Company(11)
10.8	2006 Stock Plan(12)
10.9	Amended and Restated Employment Agreement among Michael T. Flynn the Company and the Bank(14)
10.10	Amendment to Amended and Restated Employment Agreement among Michael T. Flynn the Company and the Bank(15)
10.11	Amended and Restated Employment Agreement between the Bank and Janice Williams(16)
11	Statement Regarding Computation of Per Share Income
Please refer to Note 9 to the Consolidated Financial Statements for the year ended December 31, 2009.
21	Subsidiaries of the Registrant(13)

Exhibit No.	Description of Exhibit
23	Consent of Stegman & Company
31.1	Certification of Ronald D. Paul
31.2	Certification of Susan G. Riel
31.3	Certification of Michael T. Flynn
31.4	Certification of James H. Langmead
32.1	Certification of Ronald D. Paul
32.2	Certification of Susan G. Riel
32.3	Certification of Michael T. Flynn
32.4	Certification of James H. Langmead
99.1	Certification of principal executive officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.(13)
99.2	Certification of principal financial officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.(13)

(1)
Incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

(2)
Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(3)
Incorporated by reference to the exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 30, 2007.

(4)
Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(5)
Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

(6)
Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(7)
Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(8)
Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(9)
Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on December 22, 2008.

(10)
Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on December 8, 2008.

(11)
Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4 (Registration No. 333-150763)

(12)
Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 (No. 333-135072)

(13)
Incorporated by reference to exhibit of the same number to the initial filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009

(14)
Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 8, 2008

(15)
Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 8, 2010.

(16)
Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 8, 2008.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE BANCORP, INC.
July , 2010	by:	/s/ RONALD D. PAUL Ronald D. Paul, Chairman, President and CEO

QuickLinks

  Item 1. Business
  Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
  Item 6. Selected Financial Data, page 3
  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
  Item 8. Financial Statements and Supplementary Data
  Item 11. Executive Compensation
  Item 15. Exhibits, Financial Statement Schedules